FORM 6‑K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a‑16 or 15d‑16 of

the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001‑12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F	X	Form 40‑F

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Banco Santander, S.A.

Item
1

Banco Santander, S.A. and Companies composing Santander Group – Interim Condensed Consolidated Financial Statements for the six-month period ended June 30, 2018.

This Form 6‑K is incorporated by reference into Banco Santander, S.A.’s Registration Statements on Form F‑3 (File No. 333‑207389) (File No. 333‑217116) filed with the Securities and Exchange Commission.

Banco Santander, S.A. and
Companies composing

Santander Group

Interim Condensed Consolidated

Financial Statements for the six-month

period ended June 30, 2018

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

The interim consolidated financial statements included herein have not been audited or reviewed in accordance with Public Company Accounting Oversight Board (PCAOB) standards of the United States.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2018 AND DECEMBER 31, 2017

(Millions of euros)

ASSETS (*)	Note	06‑30‑2018	12‑31‑2017 (**)

CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		107,687	110,995

FINANCIAL ASSETS HELD FOR TRADING	5	112,947	125,458
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		30,793	50,891

NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	5	5,263
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		-

FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	5	48,043	34,782
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		5,831	5,766

FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	5	120,831
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		32,499

FINANCIAL ASSETS AVAILABLE-FOR-SALE	5		133,271
Memorandum items: lent or delivered as guarantee with disposal or pledge rights			43,079

FINANCIAL ASSETS AT AMORTISED COST	5	922,948
Memorandum items: lent or delivered as guarantee with disposal or pledge rights		23,176

LOANS AND RECEIVABLES	5		903,013
Memorandum items: lent or delivered as guarantee with disposal or pledge rights			8,147

INVESTMENTS HELD-TO-MATURITY	5		13,491
Memorandum items: lent or delivered as guarantee with disposal or pledge rights			6,996

HEDGING DERIVATES		8,348	8,537

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RISK		1,143	1,287

INVESTMENTS		9,262	6,184
Investments in affiliates		2,047	1,987
Associated entities		7,215	4,197

ASSETS UNDER INSURANCE OR REINSURANCE CONTRACTS		345	341

TANGIBLE ASSETS	7	23,461	22,974
Property, plant and equipment		21,792	20,650
For own-use		7,787	8,279
Leased out under an operating lease		14,005	12,371
Investment property		1,669	2,324
Of which Leased out under an operating lease		1,272	1,332
Memorandum items: acquired in financial lease		96	96

INTANGIBLE ASSETS	8	27,893	28,683
Goodwill		25,035	25,769
Other intangible assets		2,858	2,914

TAX ASSETS		30,051	30,243
Current tax assets		6,403	7,033
Deferred tax assets		23,648	23,210

OTHER ASSETS		10,068	9,766
Insurance contracts linked to pensions		223	239
Inventories		164	1,964
Other		9,681	7,563

NON-CURRENT ASSETS HELD FOR SALE	6	5,543	15,280

TOTAL ASSETS		1,433,833	1,444,305

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**) Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at June 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2018 AND DECEMBER 31, 2017

(Millions of euros)

LIABILITIES (*)	Note	06‑30‑2018	12‑31‑2017 (**)

FINANCIAL LIABILITIES HELD FOR TRADING	9	75,350	107,624

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	9	58,153	59,616
Memorandum items: subordinated liabilities		-	-

FINANCIAL LIABILITIES AT AMORTISED COST	9	1,153,918	1,126,069
Memorandum items: subordinated liabilities		23,939	21,510

HEDGING DERIVATES		6,728	8,044

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		317	330

LIABILITIES UNDER INSURANCE OR REINSURANCE CONTRACTS		936	1,117

PROVISIONS		13,758	14,489
Pensions and other post-retirement obligations	10	5,465	6,345
Other long term employee benefits	10	1,525	1,686
Taxes and other legal contingencies	10	3,084	3,181
Contingent liabilities and commitments		855	617
Other provisions	10	2,829	2,660

TAX LIABILITIES		7,659	7,592
Current tax liabilities		2,481	2,755
Deferred tax liabilities		5,178	4,837

OTHER LIABILITIES		12,569	12,591

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		-	-

TOTAL LIABILITIES		1,329,388	1,337,472

SHAREHOLDERS´ EQUITY		117,935	116,265

CAPITAL	11	8,068	8,068
Called up paid capital		8,068	8,068
Unpaid capital which has been called up		-	-
Memorandum items: uncalled up capital		-	-
SHARE PREMIUM		51,053	51,053
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL		542	525
Equity component of the compound financial instrument		-	-
Other equity instruments issued		542	525
OTHER EQUITY		215	216
ACCUMULATED RETAINED EARNINGS		56,967	53,437
REVALUATION RESERVES		-	-
OTHER RESERVES		(1,552)	(1,602)
(-) OWN SHARES		(61)	(22)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT	3	3,752	6,619
(-) INTERIM DIVIDENDS		(1,049)	(2,029)

OTHER COMPREHENSIVE INCOME		(23,885)	(21,776)

ITEMS NOT RECLASSIFIED TO PROFIT OR LOSS	11	(2,751)	(4,034)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS	11	(21,134)	(17,742)

NON-CONTROLLING INTEREST		10,395	12,344
Other comprehensive income		(1,377)	(1,436)
Other elements		11,772	13,780

EQUITY (*)		104,445	106,833
TOTAL EQUITY AND LIABILITIES		1,433,833	1,444,305
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	14
Loan commitments granted		210,977	207,671
Financial guarantees granted		13,247	14,499
Other commitments granted		73,061	64,917

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**) Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated balance sheet as at June 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Millions of euros)

		Debit/Credit
		01‑01‑2018 to	01‑01‑2017 to
(*)	Note	06‑30‑2018	06‑30‑2017 (**)

Interest income and other similar income		26,904	28,632
Interest expense		(9,973)	(11,624)
Net interest income		16,931	17,008
Dividend income		264	279
Share of results of entities accounted for using the equity method		354	293
Commission income		7,475	7,261
Commission expense		(1,586)	(1,501)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net		326	276
Gain or losses on financial assets and liabilities held for trading, net		1,197	1,055
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss		56
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net		132	(47)
Gain or losses from hedge accounting, net		33	(8)
Exchange differences, net		(890)	(416)
Other operating income		813	807
Other operating expenses		(979)	(944)
Income from assets under insurance and reinsurance contracts		1,756	1,378
Expenses from liabilities under insurance and reinsurance contracts		(1,720)	(1,361)
Gross income		24,162	24,080
Administrative expenses		(10,265)	(9,897)
Staff costs		(5,960)	(5,855)
Other general administrative expenses		(4,305)	(4,042)
Depreciation and amortization cost		(1,217)	(1,294)
Provisions or reversal of provisions, net		(1,262)	(1,377)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net		(4,352)	(4,713)
Financial assets at fair value through other comprehensive income		(1)
Financial assets at amortized cost	5	(4,351)
Financial assets measured at cost			(7)
Financial assets available-for-sale			-
Loans and receivables	5		(4,706)
Held-to-maturity investments			-
Impairment of investments in subsidiaries, joint ventures and associates, net		-	-
Impairment on non-financial assets, net		(96)	(97)
Tangible assets		(33)	(28)
Intangible assets		(64)	(40)
Others		1	(29)
Gain or losses on non-financial assets and investments, net		23	26
Negative goodwill recognized in results		-	-
Gains or losses on non-current assets held for sale not classified as discontinued operations	6	(94)	(143)
Profit or loss before tax from continuing operations		6,899	6,585
Tax expense or income from continuing operations		(2,378)	(2,254)
Profit for the period from continuing operations		4,521	4,331
Profit or loss after tax from discontinued operations		-	-
Profit for the period		4,521	4,331
Profit attributable to non-controlling interests		769	715
Profit attributable to the parent		3,752	3,616
Earnings per share	3
Basic		0.22	0.23
Diluted		0.22	0.23

(*) See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**) Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated income statement for the six-month period ended June 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Millions of euros)

		01‑01‑2018 to	01‑01‑2017 to
(*)	Note	06‑30‑2018	06‑30‑2017 (**)

CONSOLIDATED PROFIT FOR THE PERIOD		4,521	4,331

OTHER RECOGNISED INCOME AND EXPENSE		(2,000)	(4,018)
Items that will not be reclassified to profit or loss		538	74
Actuarial gains and losses on defined benefit pension plans	11	981	35
Non-current assets held for sale		-	-
Other recognized income and expense of investments in subsidiaries, joint ventures and associates		-	-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		(136)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net		-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		-
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(33)
Income tax relating to items that will not be reclassified		(274)	39
Items that may be reclassified to profit or loss		(2,538)	(4,092)
Hedges of net investments in foreign operations (effective portion)	11	293	310
Revaluation gains (losses)		293	310
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Exchanges differences	11	(2,437)	(4,626)
Revaluation gains (losses)		(2,437)	(4,626)
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Cash flow hedges (effective portion)		(138)	(321)
Revaluation gains (losses)		(644)	353
Amounts transferred to income statement		506	(674)
Transferred to initial carrying amount of hedged items		-	-
Other reclassifications		-	-
Financial assets available-for-sale			731
Revaluation gains (losses)			1,041
Amounts transferred to income statement			(310)
Other reclassifications			-
Hedging instruments (items not designated)		-
Revaluation gains (losses)		-
Amounts transferred to income statement		-
Other reclassifications		-
Debt instruments at fair value with changes in other comprehensive income		(549)
Revaluation gains (losses)		(269)
Amounts transferred to income statement		(280)
Other reclassifications		-
Non-current assets held for sale		-	-
Revaluation gains (losses)		-	-
Amounts transferred to income statement		-	-
Other reclassifications		-	-
Share of other recognized income and expense of investments		(85)	(42)
Income tax relating to items that may be reclassified to profit or loss		378	(144)
Total recognized income and expenses		2,521	313
Attributable to non-controlling interests		587	455
Attributable to the parent		1,934	(142)

(*) See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**) Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Millions of euros)

												Non-Controlling interest
(*)	Capital	Share premium	Other equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(‑) Own shares	Profit Attributable to shareholders of the parent	(‑) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
Balance as at 12‑31‑17 (**)	8,068	51,053	525	216	53,437	-	(1,602)	(22)	6,619	(2,029)	(21,776)	(1,436)	13,780	106,833
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	112	-	-	-	(291)	241	(1,533)	(1,471)
Opening balance as at 01‑01‑18 (**)	8,068	51,053	525	216	53,437	-	(1,490)	(22)	6,619	(2,029)	(22,067)	(1,195)	12,247	105,362
Total recognized income and expense	-	-	-	-	-	-	-	-	3,752	-	(1,818)	(182)	769	2,521
Other changes in equity	-	-	17	(1)	3,530	-	(62)	(39)	(6,619)	980	-	-	(1,244)	(3,438)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(968)	-	-	-	-	(1,049)	-	-	(418)	(2,435)
Purchase of equity instruments	-	-	-	-	-	-	-	(624)	-	-	-	-		(624)
Disposal of equity instruments	-	-	-	-	-	-	1	585	-	-	-	-		586
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	4,498	-	92	-	(6,619)	2,029	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	(822)	(822)
Share-based payment	-	-	-	(69)	-	-	-	-	-	-	-	-	17	(52)
Others increases or (-) decreases of the equity	-	-	17	68	-	-	(155)	-	-	-	-	-	(21)	(91)
Balance as at 06‑30‑18	8,068	51,053	542	215	56,967	-	(1,552)	(61)	3,752	(1,049)	(23,885)	(1,377)	11,772	104,445

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**) Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Millions of euros)

												Non-Controlling interest
	Capital	Share premium	Other equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings	Revaluation reserves	Other reserves	(‑) Own shares	Profit Attributable to shareholders of the parent	(‑) Interim dividends	Other comprehensive income	Other comprehensive income	Others items	Total
Balance as at 12‑31‑16 (*)	7,291	44,912	-	240	49,953	-	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Adjustments due to errors	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjustments due to changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Opening balance as at 01‑01‑17 (*)	7,291	44,912	-	240	49,953	-	(949)	(7)	6,204	(1,667)	(15,039)	(853)	12,614	102,699
Total recognized income and expense	-	-	-	-	-	-	-	-	3,616	-	(3,758)	(260)	715	313
Other changes in equity	-	-	-	(86)	3,603	-	(113)	(21)	(6,204)	792	-	-	(28)	(2,057)
Issuance of ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	2	2
Issuance of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Issuance of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	592	592
Maturity of other financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	(10)	(10)
Dividends	-	-	-	-	(802)	-	-	-	-	(875)	-	-	(376)	(2,053)
Purchase of equity instruments	-	-	-	-	-	-	-	(772)	-	-	-	-	-	(772)
Disposal of equity instruments	-	-	-	-	-	-	25	751	-	-	-	-	-	776
Transfer from equity to liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer from liabilities to equity	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfers between equity items	-	-	-	-	4,405	-	132	-	(6,204)	1,667	-	-	-	-
Increases (decreases) due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	11	11
Share-based payment	-	-	-	(62)	-	-	-	-	-	-	-	-	21	(41)
Others increases or (-) decreases of the equity	-	-	-	(24)	-	-	(270)	-	-	-	-	-	(268)	(562)
Balance as at 06‑30‑17 (*)	7,291	44,912	-	154	53,556	-	(1,062)	(28)	3,616	(875)	(18,797)	(1,113)	13,301	100,955

(*) Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Millions of euros)

(*)	Note	06‑30‑2018	06‑30‑2017 (**)

A. CASH FLOWS FROM OPERATING ACTIVITIES		(7,132)	12,171
Profit for the period		4,521	4,331
Adjustments made to obtain the cash flows from operating activities		11,360	12,047
Depreciation and amortization cost		1,217	1,294
Other adjustments		10,143	10,753
Net increase/(decrease) in operating assets		30,839	14,923
Financial assets held-for-trading		(11,425)	(15,510)
Non-trading financial assets mandatorily at fair value through profit or loss		658
Financial assets at fair value through profit or loss		7,655	9,160
Financial assets at fair value through other comprehensive income		(2,306)
Financial assets available-for-sale			10,870
Financial assets at amortized cost		33,482
Loans and receivables			11,968
Other operating assets		2,775	(1,565)
Net increase/(decrease) in operating liabilities		8,983	12,413
Liabilities held-for-trading financial		(31,499)	(12,291)
Financial liabilities designated at fair value through profit or loss		(1,621)	13,244
Financial liabilities at amortized cost		45,219	10,419
Other operating liabilities		(3,116)	1,041
Income tax recovered/(paid)		(1,157)	(1,697)
B. CASH FLOWS FROM INVESTING ACTIVITIES		6,490	(2,040)
Payments		5,550	4,793
Tangible assets	7	4,926	3,854
Intangible assets		624	719
Investments		-	-
Subsidiaries and other business units	2	-	220
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments			-
Other payments related to investing activities		-	-
Proceeds		12,040	2,753
Tangible assets	7	2,459	2,015
Intangible assets		-	-
Investments		548	100
Subsidiaries and other business units		431	-
Non-current assets held for sale and associated liabilities	6	8,602	603
Held-to-maturity investments			35
Other proceeds related to investing activities		-	-
C. CASH FLOW FROM FINANCING ACTIVITIES		(811)	(121)
Payments		4,385	3,300
Dividends	3	1,936	1,604
Subordinated liabilities		1,341	432
Redemption of own equity instruments		-	-
Acquisition of own equity instruments		624	772
Other payments related to financing activities		484	492
Proceeds		3,574	3,179
Subordinated liabilities		2,987	1,800
Issuance of own equity instruments	11	-	-
Disposal of own equity instruments		587	787
Other proceeds related to financing activities		-	592
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(1,855)	(2,773)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(3,308)	7,237
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		110,995	76,454
G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		107,687	83,691
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		6,540	6,881
Cash equivalents at central banks		84,721	62,909
Other financial assets		16,426	13,901
Less: Bank overdrafts refundable on demand		-	-
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		107,687	83,691
In which: restricted cash		-	-

(*) See further detail regarding the impacts of the entry into force of IFRS 9 as at January 1, 2018 (Note 1.b).

(**) Presented for comparison purposes only (Note 1.e).

The accompanying explanatory Notes 1 to 17 are an integral part of the condensed consolidated statement of cash flows for the six-month period ended June 30, 2018.

Translation of interim condensed consolidated financial statements originally issued in Spanish and prepared in accordance with the regulatory financial reporting framework applicable to the Group in Spain (see Notes 1 and 17). In the event of a discrepancy, the Spanish-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the six-month period ended June 30, 2018

1.Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)Introduction

Banco Santander, S.A. (“the Bank”  or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted in the Bank’s website (www.santander.com) and at its registered office at Paseo de Pereda 9‑12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group”  or “Santander Group”).

The Group’s interim condensed consolidated financial statements for the six-month period ended June 30, 2018 (“interim financial statements”) were authorized by the Group’s directors at the board of directors meeting held on July 24,  2018. The Group’s consolidated annual accounts for year 2017 were approved by the shareholders at the Bank’s annual general meeting on March 23,  2018.

b)Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (“IFRSs”)  as previously adopted by the European Union (“EU-IFRSs”). In order to adapt the accounting system of Spanish credit institutions these standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats, which was repealed on January 1, 2018 by Bank of Spain Circular 4/2017, of November 27, 2017.

The Group’s consolidated annual accounts for 2017 were authorized by the Bank’s directors (at the board of directors meeting on February 13, 2018) in accordance with EU-IFRS, taking into account Bank of Spain Circular 4/2004, and International Financial Reporting Standards issued by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated annual accounts and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2017 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2017.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 3/2018, of June 28, of the Spanish National Securities Market Commission (“CNMV”), that repealed Circular 1/2008, of January 30, and Circular 5/2015, of October 28, both of the CNMV. The aforementioned interim financial statements will be included in the half-year financial report for the first semester of 2018 to be presented by the Group, under Circular 5/2015 format, in accordance with the single transitory disposition of the Circular 3/2018.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated annual accounts authorized for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in those latest annual consolidated annual accounts. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated annual accounts prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s  consolidated annual accounts for the year ended December 31, 2017.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated annual accounts for 2017, taking into account the standards and interpretations which came into effect for the Group in the six month period ended June 30, 2018, which are detailed below, and taking into consideration the Circular 4/2017, of November 27 of the Bank of Spain and the Circular 3/2018, of June 28 of CNMV:

- IFRS 9 Financial Instruments – Classification and measurement, hedging and impairment

On January 1, 2018, IFRS 9 Financial instruments entered into force. IFRS 9 establishes the requirements for recognition and measurement of both financial instruments and certain types of non-financial-purchase contracts. The aforementioned requirements should be applied retrospectively, adjusting the opening balance at January 1, 2018, not requiring restatement of the comparative financial statements.

The adoption of IFRS 9 has resulted in changes in the Groups’ accounting policies for the recognition, classification and measurement of financial assets and liabilities and financial assets impairment. IFRS 9 also significantly modifies other standards related to financial instruments such as IFRS 7 "Financial instruments: disclosure”.

The main aspects contained in the new regulation are:

a)  Classification of financial instruments: the classification criteria for financial assets depends on the business model for their management and the characteristics of their contractual flows. Depending on these factors, the asset can be measured at amortized cost, at fair value with changes reported in other comprehensive income, or at fair value with changes reported through profit and loss for the period. IFRS 9 also establishes an option to designate an instrument at fair value with changes in profit or loss, under certain conditions. Santander Group uses the following criteria for the classification of financial debt instruments:

- Amortized cost: financial instruments under a business model whose objective is to collect principal and interest cash flows, over those where no significant unjustified sales exist and fair value is not a key factor in managing these financial assets. In this way, unjustified sales are those that are different from sales related with an increase in the asset´s credit risk, unanticipated funding needs (stress case scenario), even if such sales are significant in value, or from sales of assets that no longer met the credit criteria specified in the entity´s investment policy. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

- Fair value with changes recognized through other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a key factor in their management. Additionally, the contractual cash flow characteristics substantially represent a “basic financing agreement”.

- Fair value with changes recognized through profit or loss: financial instruments included in a business model whose objective is not obtained through the above mentioned models, where fair value is a key factor in managing of these assets, and financial instruments whose contractual cash flow characteristics do not substantially represent a “basic financing agreement”.

Santander Group’s main activity revolves around retail and commercial banking operations, and its exposure does not focus on complex financial products. The main objective of the Group is to achieve consistent classification of financial instruments in the portfolios as established under IFRS 9. To this end, it has developed guidelines containing criteria to ensure consistent classification across all of its units. Additionally, the Group has analyzed its portfolios under these criteria, in order to assign its financial instruments to the appropriate portfolio under IFRS 9. (See table of classification and measurement of financial instruments).

Equity instruments will be classified at fair value under IFRS 9, with changes recognized through profit or loss, unless the Group decides, for non-trading assets, to classify them at fair value with changes recognized through other comprehensive income (irrevocably).

IAS 39 financial liabilities classification and measurement criteria remains substantially unchanged under IFRS 9. Nevertheless, in most cases, the changes in the fair value of financial liabilities designated at fair value with changes recognized through profit or loss for the year, due to the entity credit risk, are classified under other comprehensive income.

b)  Credit risk impairment model: the most important new development compared with the previous model is that the new accounting standard introduces the concept of expected loss, whereas the previous model (IAS 39) is based on incurred loss:

- Scope of application: the IFRS 9 impairment model applies to financial assets valued at amortized cost, debt instruments valued at fair value with changes reported in other comprehensive income, lease receivables, and commitments and guarantees given not valued at fair value.

- Use of practical expedients: IFRS 9 includes a number of practical expedients that may be implemented by entities to facilitate implementation. However, in order to achieve full and high quality implementation of the standard, considering industry best practices, these practical expedients will not be widely used:

- Rebuttable presumption that the credit risk has increased significantly when payments are more than 30 days past due: this threshold is used as an additional – but not primary - indicator of significant risk increase. Additionally, there may be cases in the Group where its use has been rebutted as a result of studies that show a low correlation of the significant risk increase with this past due threshold.

- Assets with low credit risk at the reporting date: in general, the Group assesses the existence of significant risk increase in all its financial instruments.

- Impairment estimation methodology: the portfolio of financial instruments subject to impairment is divided into three categories, based on the stage of each instrument with regard to its level of credit risk:

- Stage 1: financial instruments for which no significant increase in risk is identified since its initial recognition. In this case, the impairment provision reflects expected credit losses arising from defaults over the following 12 months from the reporting date.

- Stage 2: if there has been a significant increase in risk since the date of initial recognition, but the impairment event has not materialized the financial instrument is classified as Stage 2. In this case, the impairment provision reflects the expected losses from defaults over the residual life of the financial instrument.

- Stage 3: a financial instrument is catalogued in this stage when shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss. In this case, the amount of the impairment provision reflects the expected losses for credit risk over the expected residual life of the financial instrument.

Additionally, on the reporting date, the Group will only recognize the cumulative changes in expected credit losses over the life of the asset from the initial recognition as a value correction for losses for financial assets with credit impairment originated or purchased.

The methodology required for the quantification of expected loss due to credit events will be based on an unbiased and weighted consideration of the occurrence of up to five possible future scenarios that could impact the collection of contractual cash flows, taking into account the time-value of money, all available information relevant to past events, and current conditions and projections of macroeconomic factors deemed relevant to the estimation of this amount (e.g. Gross Domestic Product (GDP), house pricing, unemployment rate, etc.).

The estimation of expected losses requires a high component of expert judgement and it must be supported by past, present and future information. Therefore, these expected loss estimates take into consideration multiple macroeconomic scenarios for which the probability is measured considering past events, current situation and future trends and macroeconomic indicators, such as GDP or unemployment rate.

The Group already uses forward looking information in internal management and regulatory processes, considering several scenarios. In this sense, the Group has leveraged its experience in the management of such information, maintaining consistency with the information used in the other processes.

In estimating the parameters used for impairment provisions calculation (EAD (Exposure at Default), PD (Probability of Default), LGD (Loss Given Default) and discount rate), the Group leveraged on its experience developing internal models for calculating parameters for regulatory and management purposes. The Group is aware of the differences between such models and IFRS 9 requirements for impairment purposes. As a result, it has focused on adapting to such requirements to the development of its IFRS 9 impairment provision models.

- Determination of significant increase in risk: with the purpose of determine whether a financial instrument has increased its credit risk since initial recognition, proceeding with its classification into Stage 2, the Group considers the following criteria:

Quantitative criteria

Changes in the risk of a default occurring through the expected life of the financial instrument are analyzed and quantified with respect to its credit level in its initial recognition.

With the purpose of determining if such changes are considered as significant, with the consequent classification into Stage 2, each Group unit has defined the quantitative thresholds to consider in each of its portfolios taking into account corporate guidelines ensuring a consistent interpretation in all geographies.

Qualitative criteria

In addition to the quantitative criteria mentioned above, the Group considers several indicators that are aligned with those used in ordinary credit risk management (e.g.: over 30 days past due, forbearances, etc.). Each unit has defined these qualitative criteria for each of its portfolios, according to its particularities and with the policies currently in force.

The use of these qualitative criteria is complemented with the use of an expert judgement.

- Default definition: the definition considered for impairment provisioning purposes is consistent with that used in the development of advanced models for regulatory capital requirements calculations.

- Expected life of the financial instrument: with the purpose of its estimation all the contractual terms have been taken into account (e.g. prepayments, duration, purchase options, etc.), being the contractual period (including extension options) the maximum period considered to measure the expected credit losses. In the case of financial instruments with an uncertain maturity period and a component of undrawn commitment (e.g.: credit cards), expected life is estimated considering the period for which the entity is exposed to credit risk and the effectiveness of management practices mitigates such exposure.

- Impairment recognition: the main change with respect to the current standard related to assets measured at fair value with changes recognized through other comprehensive income. The portion of the changes in fair value due to expected credit losses will be recorded at the current profit and loss account while the rest will be recorded in other comprehensive income.

c)  Hedge accounting: IFRS 9 includes new hedge accounting requirements which have a twofold objective: to simplify current requirements, and to bring hedge accounting in line with risk management, allowing to be a greater variety of derivative financial instruments which may be considered to be hedging instruments. Furthermore, additional breakdowns are required providing useful information regarding the effect which hedge accounting has on financial statements and also on the entity’s risk management strategy. The treatment of macro-hedges is being developed as a separate project under IFRS 9. Entities have the option of continuing to apply IAS 39 with respect to accounting hedges until the project has been completed. According to the analysis performed until now, the Group will continue to apply IAS 39 in hedge accounting.

For breakdowns of the notes, the amendments relating to IFRS 7 have only been applied to the current period. The breakdowns of the comparative information period notes maintain the breakdowns made in the previous period.

The following breakdowns relate to the impact of the adoption of IFRS 9 in the Group:

a)Classification and measurement of financial instruments

The following table shows a comparison between IAS 39 as of December 31, 2017 and IFRS 9 as of January 1, 2018 of the reclassified financial instruments in accordance with the new requirements of IFRS 9 regarding classification and measurement (without impairment), as well as its book value:

IAS 39			IFRS 9
Balance	Portfolio	Book value (millions of euros)	Portfolio	Book value (millions of euros)
Equity instruments	Financial assets available for sale	2,154	Non-trading financial assets mandatorily at fair value through profit or loss	1,651
	(including those that were valued at cost at December)		Financial assets at fair value through other comprehensive income	533
	Loans and receivables	1,537	Non-trading financial assets mandatorily at fair value through profit or loss	1,497
		457	Financial assets at fair value through other comprehensive income	486
		96	Non-trading financial assets mandatorily at fair value through profit or loss	96
Debt instruments	Financial assets available for sale	6,589	Financial assets at amortized cost	6,704
		203	Financial assets held for trading	203
	Financial assets at fair value through profit or loss	199	Non-trading financial assets mandatorily at fair value through profit or loss	199
	Investments held-to-maturity	13,491	Financial assets at amortized cost	13,491
	Loans and receivables	9,864	Non-trading financial assets mandatorily at fair value through profit or loss	296
			Financial assets at fair value through profit or loss	9,577
Loans and advances	Loans and receivables	1,069	Financial assets at fair value through other comprehensive income	1,107
	Financial assets held for trading	43
	Financial assets at fair value through profit or loss	1,152	Financial assets at amortized cost	1,102
Derivatives	Derivatives – hedging accounting (Liabilities)	10	Derivatives - Financial liabilities held for trading	10

b)Reconciliation of impairment provisions from IAS 39 to IFRS 9

The following table shows a comparison between IAS 39 as of December 31, 2017 and IFRS 9 as of January 1, 2018 of the impairment provisions of the financial instruments in accordance with the new requirements of IFRS 9:

	Millions of euros
	IAS 39 12‑31‑2017	Impairment impact	IFRS 9 01‑01‑2018
Financial assets at amortized cost	24,682	1,974	26,656
Loans and advances	23,952	2,002	25,954
Debt instruments	730	(28)	702
Financial assets at fair value through other comprehensive income	-	2	2
Debt instruments	-	2	2
Commitments and guarantees granted	617	197	814
Total	25,299	2,173	27,472

Additionally, there is an impairment impact on Investments in joint ventures and associates of EUR 34 million.

c)Balance sheet reconciliation from IAS 39 to IFRS 9

The following table shows in detail the reconciliation the consolidated balance sheet under IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 distinguishing between the impacts due to classification and measurement and due to impairment once adopted IFRS 9:

ASSETS (millions of euros)	IAS 39 12‑31‑2017	Naming modifications (*)		Classification and measurement impact		Impairment impact		IFRS 9 01‑01‑2018
Cash, cash balances at central banks and other deposits on demand	110,995	-		-		-		110,995
Financial assets held for trading	125,458	-		160		-		125,618
Derivatives	57,243	-		-		-		57,243
Equity instruments	21,353	-		-		-		21,353
Debt instruments	36,351	-		203		-		36,554
Loans and advances	10,511	-		(43)		-		10,468
Non-trading financial assets mandatorily at fair value through profit or loss		933		3,739	(c)	-		4,672
Equity instruments		933		1,651		-		2,584
Debt instruments		-		1,792		-		1,792
Loans and advances		-		296		-		296
Financial assets designated at fair value through profit or loss	34,782	(933)		8,226		-		42,075
Equity instruments	933	(933)		-		-
Debt instruments	3,485	-		(199)		-		3,286
Loans and advances	30,364	-		8,425	(a)	-		38,789
Financial assets at fair value through other comprehensive income		124,229		2,126		(2)		126,353
Equity instruments		2,636		533		-		3,169
Debt instruments		121,593		486		(2)		122,077
Loans and advances		-		1,107		-		1,107
Financial assets available-for-sale	133,271	(124,229)		(9,042)		-
Equity instruments	4,790	(2,636)		(2,154)	(c)	-
Debt instruments	128,481	(121,593)		(6,888)		-
Financial assets at amortized cost		890,094	(a)	21,297		(1,982)	(d)	909,409
Debt instruments		15,557	(b)	20,195	(b)	20		35,772
Loans and advances		874,537		1,102		(2,002)		873,637
Loans and receivables	903,013	(890,094)	(a)	(12,927)		8
Debt instruments	17,543	(15,557)		(1,994)	(c)	8
Loans and advances	885,470	(874,537)		(10,933)	(a)	-
Investments held to maturity	13,491	-		(13,491)	(b)	-		-
Investments	6,184	-		-		(34)		6,150
Other assets (**)	117,111	-		6		680	(e)	117,797
TOTAL ASSETS	1,444,305	-		94		(1,330)		1,443,069

(*)   Due to the entry into force of Bank of Spain Circular 4/2017.

(**)  Includes Hedging derivatives, Changes in the fair value of hedged items in portfolio hedges of interest risk, Reinsurance assets, Tangible assets, Intangible assets, Tax assets, Other assets and Non-current assets held for sale.

a)

The amount of the item ‘Loans and receivables’ at December 31, 2017 is reclassified into ‘Financial assets at amortized cost’. Nevertheless, the Group maintained a portfolio of loans and receivables for an approximate amount of 8,600 millions of euros, which relate mainly to Brazil, which was designated at amortized cost; as a result of the initial implementation of IFRS 9 this portfolio has been designated as fair value and finally it has been reclassified as ‘Financial assets designated at fair value through profit or loss’.

b)

Instruments classified as ‘Investments held to maturity’ at December 31, 2017 have been reclassified into ‘Financial assets available-for-sale’ because of the initial implementation of IFRS 9. Additionally, after the review of the business model of cash flow portfolio in different locations, the group has identified certain groups of assets classified at December 31, 2017 as ‘Financial assets available-for-sale’, which relate mainly to Mexico, Brazil and Consumer Finance business, whose management is orientated towards the maintenance of financial instruments in a portfolio until maturity end; because of that, this asset group has been reclassified as ‘Financial assets at amortized cost’.

c)

The Group has reclassified in ‘Non-trading financial assets mandatory at fair value through profit or loss’ those financial instruments which have not comply with the SPPI test (only principal payment and interests) classified at December 31, 2017 mainly in ‘Loans and receivables’ and ‘Financial assets available for sale’, which relate mainly to UK and Spain.

d)	It corresponds to the increase in provisions for impairment of the value of the assets included in the item ‘Financial assets at amortized cost’ derived from the change in accounting policy.
e)	This corresponds with increase on provisions for the tax effect referred in section d.

LIABILITIES (millions of euros)	IAS 39 12‑31‑2017	Naming modifications	Classification and measurement impact	Impairment impact	IFRS 9 01‑01‑2018
Financial liabilities held for trading	107,624	-	10	-	107,634
Derivatives	57,892	-	10	-	57,902
Short positions	20,979	-	-	-	20,979
Deposits	28,753	-	-	-	28,753
Debt instruments issued	-	-	-	-	-
Other financial liabilities	-	-	-	-	-
Financial liabilities designated at fair value through profit or loss	59,616	-	-	-	59,616
Deposits	55,971	-	-	-	55,971
Debt instruments issued	3,056	-	-	-	3,056
Other financial liabilities	589	-	-	-	589
Financial liabilities at amortized cost	1,126,069	-	-	-	1,126,069
Deposits	883,320	-	-	-	883,320
Debt instruments issued	214,910	-	-	-	214,910
Other financial liabilities	27,839	-	-	-	27,839
Hedging derivatives	8,044	-	(10)	-	8,034
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	330	-	-	-	330
Provisions	14,489	-	-	197	14,686
Commitments and guarantees given	617	-	-	197	814
Other provisions (*)	13,872	-	-	-	13,872
Rest of liabilities (**)	21,300	-	41	(3)	21,338
TOTAL LIABILITIES	1,337,472	-	41	194	1,337,707

(*)    Includes Pensions and other post-retirements obligations, Other long-term employee benefits, Taxes and other legal contingencies, Contingent liabilities and commitments and Other provisions (including endorsements and other contingent liabilities).

(**)  Includes Liabilities under insurance or reinsurance contracts, Tax liabilities, Other liabilities and Liabilities associated with non current assets held for sale.

EQUITY (millions of euros)	IAS 39 12‑31‑2017	Naming modifications (*)	Classification and measurement impact	Impairment impact	IFRS 9 01‑01‑2018
Shareholders’ equity	116,265	-	91	(1,401)	114,955
Capital	8,068	-	-	-	8,068
Share premium	51,053	-	-	-	51,053
Equity instruments issued other than capital	525	-	-	-	525
Other equity	216	-	-	-	216
Accumulated retained earnings	53,437	-	-	-	53,437
Revaluation reserves	-	-	-	-	-
Other reserves	(1,602)	-	91	(1,401)	(2,912)
(-) Own shares	(22)	-	-	-	(22)
Profit attributable to shareholders’ of the parent	6,619	-	-	-	6,619
(-) Interim dividends	(2,029)	-	-	-	(2,029)

Other comprehensive income	(21,776)	-	(53)	-	(21,829)
Items not reclassified to profit or loss	(4,034)	919	(152)	-	(3,267)
Actuarial gains or losses on defined benefit pension plans	(4,033)	-	-	-	(4,033)
Non-current assets and disposable groups of items that have been classified as held for sale	-	-	-	-	-
Share in other recognized income and expenses of investments in joint ventures and associates	(1)	5	(5)	-	(1)
Other valuation adjustments	-	-	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income		914	(141)	-	773
Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income		-	-	-	-
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		-	(6)	-	(6)
Items that may be reclassified to profit or loss	(17,742)	(919)	99	-	(18,562)
Hedge of net investment in foreign operations (effective part)	(4,311)	-	-	-	(4,311)
Exchange differences	(15,430)	-	-	-	(15,430)
Hedging derivatives. Cash flow hedges (effective part)	152	-	-	-	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income		1,179	99	-	1,253
Hedging instruments (items not designated)		-	-	-	-
Financial assets available for sale	2,068	(2,068)	-	-
Debt instruments	1,154	(1,154)	-	-
Equity instruments	914	(914)	-	-
Non-current assets	-	-	-	-	-
Share in other income and expenses recognized in investments in joint ventures and associates	(221)	(5)	-	-	(226)
Non controlling interests	12,344	-	15	(123)	12,236
Other comprehensive income	(1,436)	-	3	-	(1,433)
Other elements	13,780	-	12	(123)	13,669
EQUITY	106,833	-	53	(1,524)	105,362
TOTAL EQUITY AND LIABILITIES	1,444,305	-	94	(1,330)	1,443,069

(*) Due to the entry into force of Bank of Spain Circular 4/2017.

- IFRS 15 Revenue from Contracts with Customers (effective for annual reporting periods beginning on or after January 1, 2018) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations previous in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC‑31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognizes revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognize revenue when as the entity satisfies a performance obligation.

- Clarifications to IFRS 15 income coming from contracts with clients.

The application of the aforementioned accounting Standard and its Clarifications do not have any material effects on the Group’s  consolidated annual accounts.

- Modification to IFRS 4 `Insurance contracts´ applying IFRS 9 "Financial Instruments" (effective for annual reporting periods beginning on or after January 1, 2018). The purpose of the amendment is to give all companies that issue insurance contracts the option to recognize in other comprehensive income, instead of profit or loss, the volatility that could arise when applying IFRS 9, for new contracts before the adoption of the insurance standard and give companies whose activities are mostly insurance-related an optional temporary exemption from the application of IFRS 9 until the year 2021. Entities that defer the application of IFRS 9 will continue to apply the existing norm of Financial Instruments IAS 39.

The deferral of the aforementioned standard does not apply as the required conditions for this deferral are not met.

- Modification to the IFRS 2 Classification and measurement of share-based payment transactions – The amendments address the following areas: (a) Accounting for the effects that the requirements for the consolidation of the grant have in cash–settled share-based payment transactions, (b) Classification of share–based payment transactions with net settlement features for the tax withholding obligations; and (c) Accounting for modifications of share-based payment transactions terms and conditions from cash-settled to equity-settled payment transactions.

- Modification of IAS 40 Transfers of investment properties; Changes are made to the existing requirements or provide with some additional guidance on the implementation of such requirements.

- Improvements to IFRS Cycle 2014‑2016 - introduce minor amendments to IFRS 1, referring to the elimination of short-term exemptions for entities that adopt IFRS for the first time, and IAS 28, on the valuation of an investment in an associated or a joint venture at fair value.

- Modification to the IFRS 9 Financial Instruments - a clarification has been published on the treatment of certain prepayment options in relation to the assessment of contractual cash flows of principal and interest on financial instruments.

- New interpretation to IFRIC 22 on Foreign currency transactions and advance considerations – When an entity reports a payment of advance consideration in order to recognize the profits associated to the income statement, it shall recognize both the consideration received as a non-monetary liability (deferred income or contract liabilities) in the statement of financial position at the exchange rate obtained according to the IAS 21 The Effects of changes in foreign exchange rates. When the deferred incomes are subsequently recognized in the income statement as incomes, the issue is raised on whether its measurement should reflect: the amount at which the deferred income was originally recognized, namely, when the consideration was originally received; or the consideration amount received is translated to the existing exchange rate on the date when the non-monetary element is generated as income in the income statement, generating an exchange gain or loss that reflects the difference between the amount of the consideration translated (i) to the exchange rate in force in the moment of its receipt and (ii) to the exchange rate in force when it is recognized in the income statement as a profit or loss.

The application of the aforementioned modifications and amendments to the accounting standards do not have any material effects on the Group’s  consolidated annual accounts.

Other standards

IFRS 16 (date of entry into force is for annual periods beginning on or after January 1, 2019, with the option of early adoption that the Group has not made use of) establishes the principles for the recognition, valuation, presentation and disclosure of the leases, in order to ensure that both tenant and landlord provide relevant information that presents a true image of these operations. IFRS 16 provides for a single accounting model for the lessee, according to which the lessee must recognize a  right-of-use asset and a corresponding financial liability on the balance sheet for all leases, unless the term of the lease is 12 months or less or the value of the underlying asset is low.

The Group is carrying out a global and multidisciplinary project, whose objective is to identify the entire casuistry of lease contracts in the different countries, defining the different criteria to be considered in the transition, and evaluating the calculation of the possible impacts of first application.

The Group is also evaluating the requirements and implications of the new standard in relation to accounting policies, financial reporting, systems, processes, and internal control, assuring a homogeneous implementation in all Group units. While the analysis of the first impact application has not finished, it is expected that the most relevant impact will correspond to real estate lease contracts.

c)Use of critical estimates

The consolidated results and the determination of the consolidated equity are sensitive to the accounting principles and policies, valuation criteria and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting principles and policies and valuation criteria are indicated in Note 2 of the consolidated annual accounts of the year 2017, except for those indicated in these interim financial statements due to the rules that have come into effect during the first six months of the year 2018.

The interim financial statements contain estimates made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.

The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.

The impairment losses on certain assets – Financial assets at fair value through other comprehensive income, financial assets at amortized cost, non-current assets held for sale, investments in subsidiaries, joint ventures and associates, tangible assets and intangible assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;
4.	The useful life of the tangible and intangible assets;
5.	The measurement of goodwill arising on consolidation;
6.	The calculation of provisions and the consideration of contingent liabilities;

7.	The fair value of certain unquoted assets and liabilities;
8.	The recoverability of deferred tax assets; and
9.	The fair value of the identifiable assets acquired and the liabilities assumed in business combinations in accordance with IFRS 3.

In the six-month period ended June 30, 2018 there were no significant changes in the estimates made at the 2017 year-end other than those indicated in these interim financial statements.

d)Contingent assets and liabilities

Note 2.o to the Group’s  consolidated annual accounts for the year ended December 31, 2017  includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2017  to the date of formal preparation of these interim financial statements.

e)Comparative information

In July 2014, the IASB published IFRS 9, which was adopted with the subsequent amendments by the Group on January 1, 2018. As permitted by the regulation itself, the Group has chosen not to re-classify the comparative financial statements without having re-classified under these criteria the information relating to the six-month period ended June 30, 2017 and to the year ended December 31, 2017 so that it is not comparative. However, Note 1.b includes a reconciliation of balances as of December 31, 2017 under IAS 39 and the corresponding balances as of January 1, 2018 under IFRS 9.

Similarly, to adapt the accounting system of Spanish credit institutions to the changes related to IFRS 15 and IFRS 9, on December 6, 2017, Circular 4/2017, of November 27, of the Bank of Spain, was published, which repeals Circular 4/2004, of December 22, for those years beginning as at January 1, 2018. The adoption of this Circular has modified the breakdown and presentation of certain headings in the financial statements, to adapt them to the aforementioned IFRS 9. Information corresponding to the six-month period ended June 30, 2017 and the year ended December 31, 2017, has not been restated under this Circular.

During the six-month period ended June 30, 2018, the Group changed the accounting policy for recognition of non-controlling interests in equity stake reduction transactions without loss of control. In accordance with international financial reporting standards, the goodwill associated with these transactions must be kept on balance. The non-controlling interests resulting from the equity stake reduction can be accounted for by their participation in the identifiable net assets or by attributing the goodwill associated with the participation sold. In this sense, the Group has chosen to account for the non-controlling interests by its participation in net assets. The application of the accounting policy change, without impact on net equity, was made on January 1, 2018.

Therefore, the information for the year 2017 contained in these interim financial statements is only presented for comparison purposes with the information relating to the six-month period ended June 30, 2018 except what was mentioned above (see Note 1.b. in relation to the application of IFRS 9).

The information in Note 3 relating to the ordinary shares outstanding for the six-month period ended June 30, 2017 has been re-classified due to the capital increase described in Note 11.a in accordance with the applicable regulations.

Lastly, in order to interpret the changes in the balances with respect to December 31, 2017, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated annual accounts for the year ended December 31, 2017) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2018: Mexican peso (3.41%), US dollar (2.87%), Brazilian real (‑11.47%), Pound sterling (0.13%), Chilean peso (‑2.76%) and Polish zloty (‑4.49%); as well as the evolution of the average exchange rates between comparable periods: Mexican peso (‑7.72%), US dollar (‑6.82%), Brazilian real (‑13.05%), Pound sterling (‑0.4%), Chilean peso (‑1.19%) and Polish zloty (0.86%).

f)Seasonality of the Group’s transactions

The business activities carried on by the Group entities, and their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the six-month period ended June 30, 2018.

g)Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the financial statements for the six-month period ended June 30, 2018.

h)Events after the reporting period.

From July 1, 2018 to the date on which the interim financial statements for the six month period ended June 30, 2018 were authorized for issue the following significant event occurred at Santander Group:

On July 3, 2018, the Group announced that it has reached an agreement with the Aegon Group, pursuant to which it will be the insurance partner in Spain for the life-insurance business and several branches of general insurance. Such agreement, and the perimeter under which it will be materialized, are subject to various conditions and the process of termination of the current alliance between Banco Popular and its current partner, so it is not possible to estimate when these operations will be closed. These operations are not expected to have a significant impact on the Group’s income statement.

i)Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

-Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

-The Group classifies as cash and cash equivalents the balances recognized under Cash, cash and balances with central banks and other deposits on demand without restrictions in the condensed consolidated balance sheet.

-Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

-Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

j)Other information

The economic conditions of the Republic of Argentina during recent years has led the International Monetary Fund to approve a $ 50,000 million line of credit for Argentina. This, has further impacted the main economic indicators, including inflation rates. As such, the Group is currently performing an evaluation to assess if Argentina could be declared as  a hyperinflationary. The Group estimates that the impact would not be significant to the consolidated financial statements.

2.Santander Group

Appendices I, II and III to the consolidated annual accounts for the year ended December 31, 2017 provide relevant information on the Group companies at that date and on the companies accounted for under the equity method.

Also, Note 3 to the aforementioned consolidated annual accounts includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2017, 2016 and 2015.

The most significant transactions performed or pending at June 30, 2018 are as follows:

i.  Acquisition of Banco Popular Español, S.A.

Regarding the estimation of the purchase adjustments of Banco Popular, S.A. and its subsidiaries by the Parent Company, in accordance with IFRS 3, the Group has finished its assessment exercise of the identifiable assets acquired and liabilities assumed at fair value, without any modification with respect to what was recorded in 2017.

ii. Sale agreement of Banco Popular’s real estate business

In relation with Banco Popular’s real estate business, on  August 8, 2017, the Group announced the transaction with the Blackstone Fund for the acquisition by the fund of 51% of, and hence the assignment of control over, part of Banco Popular’s real estate business (the “Business”), which comprises a portfolio of foreclosed properties, real estate companies, non-performing loans relating to the real estate sector and other assets related to these activities owned by Banco Popular and its affiliates (including deferred tax assets allocated to specific real estate companies which are part of the transferred portfolio) registered on certain specified dates (March 31, 2017 or April 30, 2017).

The agreements were entered following of the European Commission’s unconditional authorization of the acquisition of Banco Popular by Banco Santander for the purposes of competition law.

The transaction closed on March 22, 2018 following receipt of the required regulatory authorizations and other usual conditions in this type of transactions. The transaction has consisted of the creation of various companies, being the parent company Project Quasar Investments 2017, S.L., in which Banco Popular maintains 49% of the share capital and Blackstone the remaining 51%, and to which Banco Popular and some subsidiaries has transferred the business constituted by the indicated assets, and its participation in the capital of Aliseda Real Estate Management Services, S.L. The price attributed to the contributed assets is approximately 10,000 million euros, of which approximately 70% was financed with third party bank debt. After the contribution to the vehicle by its shareholders of the necessary liquidity for the operation of the business, the 49% stake in the capital of the vehicles was recorded in the consolidated balance sheet of the Group for EUR 1,701 million in the "Investments in joint ventures and associates - entities" section, without significant impact in the profit and loss account of the Group.

iii. Sale of the 49% stake in Wizink

On March 26, 2018 the Group reported that its subsidiaries Banco Popular Español, S.A. (“Banco Popular”) and Banco Santander Totta, S.A. (“Santander Totta”) had reached an agreement with entities managed by Värde Partners, Inc. ("Varde") and with WiZink Bank, S.A. ("WiZink") under which:

i.	Banco Popular will sell Varde its 49% stake in WiZink and,
ii.	Banco Popular and Santander Totta will acquire the business of credit and debit cards marketed by Popular in Spain and Portugal that WiZink had acquired in 2014 and 2016, respectively, from Popular.

With these operations, Santander Group resumes Banco Popular’s debit and credit card business, which improves the commercial strategy and facilitates Banco Popular’s integration process.

The operations are subject to the pertinent regulatory authorizations and other conditions in this type of operations. Santander Group estimates that the closing of the two operations will occur in the second half of 2018, without significant impact in the profit and loss account of the Group.

iv. Merger by absorption of Banco Santander with Banco Popular

On April 24, 2018 the boards of directors of Banco Santander and Banco Popular Español agreed to approve and sign the merger project by absorption of Banco Popular Español by Banco Santander.

At the time the merger is executed, after obtaining the mandatory authorizations, Banco Santander will acquire, by universal succession, all the rights and obligations of Banco Popular, including those that have been acquired from Banco Pastor and Popular Banca Privada, by virtue of the merger of last ones with Banco Popular that was also approved at the same date by the respective councils. This operation will have no impact on the Group’s income statement.

v. Acquisition of the retail banking and private banking business of Deutsche Bank Polska, S.A.

On December 14, 2017, the Group announced that its subsidiary Bank Zachodni WBK S.A., together with Banco Santander, S.A., had reached an agreement with Deutsche Bank, A.G. for the acquisition (through a carve out) of the retail banking and private banking business of Deutsche Bank Polska, S.A., excluding the portfolio of mortgages in foreign currency and the business of CIB (Corporate & Investment Banking), and including the asset management company named DB Securities, S.A. (Poland), for an estimated amount of EUR 305 million that will be paid in cash and shares of Bank Zachodni WBK S.A. of new issuance, by acquiring approximately 10% of the shares of Deutsche Bank Polska, S.A. and the partial split of Deutsche Bank Polska, S.A in Bank Zachodni WBK S.A and consequent capital increase in Bank Zachodni WBK S.A to be subscribed by Deutsche Bank, A.G.

The transaction was authorized on March 2, 2018 by the Polish competition regulator and it has been approved by the General Shareholders’ Meetings of Bank Zachodni WBK S.A. and Deutsche Bank Polska, S.A. Some of the corresponding Polish competition regulator authorizations are still pending.

3.Shareholder remuneration system and earnings per share

a)Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first six months of 2018 and 2017 was as follows:

	06‑30‑2018			06‑30‑2017
	% of par value	Euros per share	Amount (Millions of euros)	% of par value	Euros per share	Amount (Millions of euros)
Dividend paid out of profit	12.00%	0.0600	968	11.00%	0.0550	802
Dividend paid with a charge to reserves or share premium	12.00%	0.0600	968	11.00%	0.0550	802
Dividend in kind	-	-	-	-	-	-
Total remuneration paid	24.00%	0.1200	1,936	22.00%	0.1100	1,604

On June 30, the Group has registered in the equity the first interim dividend out of 2018 profit, amounting to EUR 0.065 per share, which total amount grows to EUR 1,049 million.

b) Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized in equity and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	06‑30‑2018	06‑30‑2017
Profit attributable to the Parent (millions of euros)	3,752	3,616
Remuneration of contingently convertible preference shares (millions of euros)	(266)	(178)
	3,486	3,438
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	-	-
Profit or Loss from continuing operations (non controlling interest and PPCC retributions net) (millions of euros)	3,486	3,438
Weighted average number of shares outstanding	16,129,055,793	14,823,034,696
Basic earnings per share (euros)	0.22	0.23
Of which: from discontinued operations (euros)	-	-
from continuing operations (euros)	0.22	0.23

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the six-month period adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognized  in equity and the capital perpetual preference shares, if applicable, by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	06‑30‑2018	06‑30‑2017
Profit attributable to the Parent (millions of euros)	3,752	3,616
Remuneration of contingently convertible preference shares (millions of euros)	(266)	(178)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	–	–
	3,486	3,438
Of which:
Profit or Loss from discontinued operations (non controlling interest net) (millions of euros)	–	–
Profit or Loss from continuing operations (non controlling interest and PPCC retributions net) (millions of euros)	3,486	3,438
Weighted average number of shares outstanding	16,129,055,793	14,823,034,696
Dilutive effect of:
Options/shares rights	45,858,082	44,860,827
Adjusted number of shares	16,174,913,875	14,867,895,523
Diluted earnings per share (euros)	0.22	0.23
Of which: from discontinued operations (euros)	–	–
from continuing operations (euros)	0.22	0.23

The capital increase operation described in note 11.a has an impact on the basic and diluted earnings per share of the previous year due to the alteration in the number of shares outstanding. For this reason, the information regarding the six-month period ended June 30, 2017 has been restated in accordance with the applicable regulations.

4.Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s  consolidated annual accounts for the year ended December 31, 2017  includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2017 and 2016.

The main data relating to the aforementioned remuneration and benefits for the six-month periods ended June 30, 2018 and 2017 are summarized as follows:

Remuneration of members of the board of directors (1)

	Thousands of euros
	06‑30‑2018	30‑06‑2017
Remuneration from supervision responsibilities and collegiate decisions:
Directors fees	488	575
Bylaw-stipulated emoluments (annual emolument)	1,785	1,866
Sub-total	2,273	2,441

Remuneration for executive functions:
Fixed salary remuneration of executive directors	3,759	3,855
Variable salary remuneration of executive directors	–	–
Life insurance premiums	862	579
Other (except insurance premiums)	691	555
Sub-total	5,312	4,989

Transactions with shares and/or other financial instruments	–	–

Pension funds and plans: endowments and/or contributions (2)	1,341	2,573
	8,926	10,003

(1)	The notes to the annual consolidated financial statements for 2018 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)

Corresponds to the endowments and/or contributions made during the first six months of 2018 and 2017 for retirement pensions and supplementary benefits of surviving spouse, child benefits, and permanent disability.

Other benefits of members of the board of directors

	Thousands of euros
	06‑30‑2018	06‑30‑2017
Members of the board of directors:
Advances	–	–
Loans granted	84	51
Pension funds and plans: Accumulated rights (1)	75,804	122,591
Guarantees provided for directors	–	–

(1)

Corresponds to the rights accrued by the directors in pension matters. It also includes for informational purposes the rights accumulated by Mr. Rodrigo Echenique Gordillo, although these rights corresponded to Mr. Echenique before his appointment as executive director. Additionally, former members of the board had at June 30, 2018 and June 30, 2017 rights accrued for this concept for EUR 79,465 and EUR 81,615 thousand, respectively.

Remuneration of senior management (1)(2)

The table below includes the corresponding amounts related to remunerations of senior management at June 30, 2018 and 2017, excluding the executive directors:

	Thousands of euros
	06‑30‑2018	06‑30‑2017
Senior management:
Total remuneration of senior management	16,972	11,329
Pension funds: Endowments and/or contributions (3)	2,739	6,659

	19,711	17,988

(1)	Remunerations regarding to members of senior management who, during the six month period ended June 30, 2018, had ceased their duties amount to EUR 10 thousand (June 30, 2017: EUR 460 thousand).
(2)	The number of senior managers of the Bank, excluding executive directors, amounts to 18 on June 30, 2018 and amounts to 19 on June 30, 2017.
(3)	Corresponds to the endowments and/or contributions made during the first six months of 2018 and 2017 for retirement pensions.

The annual variable remunerations (or bonuses) for 2017 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remunerations allocable to 2018 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2018.

Funds and pension plans of senior management

	Thousands of euros
	06‑30‑2018	06‑30‑2017
Senior management:
Pension funds: Endowments and / or contributions (1)	62,872	65,262

(1)

Corresponds to the rights accrued by members of senior management in the area of pensions. In addition, former members of senior management had at June 30, 2018 and June 30, 2017 rights accumulated for this same concept for EUR 173,819 and EUR 167,876 thousand, respectively.

5.Financial assets

a)Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash, cash balances at central banks and other deposits on demand and Hedging derivatives, at June 30, 2018 (IFRS 9) and December 31, 2017  (IAS 39) is as follows, presented by the nature and categories for valuation purposes:

	Millions of euros
	06‑30‑2018 (*)
	Financial assets held for trading	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets designated at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost

Derivatives	55,997	–	–	–	–
Equity instruments	17,670	2,956	–	2,766	–
Debt instruments	27,005	2,018	2,912	116,520	39,524
Loans and advances	12,275	289	45,131	1,545	883,424
Central Banks	–	–	8,989	–	15,377
Credit institutions	7,172	–	16,142	–	32,892
Customers	5,103	289	20,000	1,545	835,155
Total	112,947	5,263	48,043	120,831	922,948

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

	Millions of euros
	12‑31‑2017
	Financial assets held for trading	Financial assets measured at fair value through profit or loss	Financial assets available-for-sale financial assets	Loans and receivables	Investments held -to- maturity

Derivatives	57,243	–	–	–	–
Equity instruments	21,353	933	4,790	–	–
Debt instruments	36,351	3,485	128,481	17,543	13,491
Loans and advances	10,511	30,364	–	885,470	–
Central Banks	–	–	–	26,278	–
Credit institutions	1,696	9,889	–	39,567	–
Customers	8,815	20,475	–	819,625	–
Total	125,458	34,782	133,271	903,013	13,491

The total of the interest income non-calculated in accordance with the effective interest rate method is 1,345 and 2,165 million euros in the first half of 2018 and 2017, respectively.

The gross exposure of the financial assets by stages of impairment as of June 30, 2018 (IFRS 9) are included below:

	Millions of euros
	06‑30‑18
	Gross value
	Stage 1	Stage 2	Stage 3	Total

Financial assets at fair value through other comprehensive income	118,064	9	–	118,073
Debt instruments	116,527	–	–	116,527
Loans and advances	1,537	9	–	1,546
Central Banks	–	–	–	–
Credit institutions	–	–	–	–
Customers	1,537	9	–	1,546
Financial assets at amortized cost	856,669	55,282	35,938	947,889
Debt instruments	39,298	16	824	40,138
Loans and advances	817,371	55,266	35,114	907,751
Central Banks	15,377	–	–	15,377
Credit institutions	32,900	–	4	32,904
Customers	769,094	55,266	35,110	859,470
Total	974,733	55,291	35,938	1,065,962

Additionally, the group has recorded EUR 297,285 million in provisions for commitments and financial guarantees granted subject to impairment under IFRS 9, of which EUR 290,802 million are in stage 1, EUR 4,967 million in stage 2 and EUR 1,516 million in stage 3.

b)Valuation adjustments for impairment of financial assets at amortized cost portfolio

The following is the movement that has taken place, during the six-month periods ended June 30, 2018 (IFRS 9) and 2017 (IAS 39), in the balance of provisions that cover losses due to impairment of assets which comprise the heading balance of the financial assets at amortized cost:

	Millions of euros
	06‑30‑2018 (*)	06‑30‑2017
Balance as at beginning of period	26,656	24,899

Impairment losses charged to income for the period	5,174	5,715
Of which:
Impairment losses charged to income	9,042	9,321
Impairment losses reversed with a credit to income	(3,868)	(3,606)
Write-off of impaired balances against recorded impairment allowance	(6,140)	(7,436)
Exchange differences and other changes (**)	(749)	11,125

Balance as at end of period	24,941	34,303

By status of the assets
Impaired assets	16,131	25,339
Of which, arising from country risk	25	27
Other assets	8,810	8,964

Of which:
Individually calculated	6,146	9,618
Collectively calculated	18,795	24,685

(*)  See reconciliation of IAS 39 December 31, 2017 to IFRS 9 January 1, 2018 (Note 1.b).

(**) In 2017 it mainly includes Banco Popular acquisition balances.

Previously written-off assets recovered in the first six months of 2018 and 2017 amounted to EUR 823 million and EUR 1,009 million, respectively. Considering these amounts, the recorded impairment of financial assets at amortized cost amounted to EUR 4,351 million and EUR 4,706 million in the first half of 2018 and 2017, respectively.

The provision of the financial assets by stages of impairment as of June 30, 2018 (IFRS 9) are included below:

	Millions of euros
	06‑30‑18
	Impairment value correction
	Stage 1	Stage 2	Stage 3	Total

Financial assets at fair value through other comprehensive income	8	–	–	8
Debt instruments	7	–	–	7
Loans and advances	1	–	–	1
Central Banks	–	–	–	–
Credit institutions	–	–	–	–
Customers	1	–	–	1
Financial assets at amortized cost	4,125	4,685	16,131	24,941
Debt instruments	28	14	572	614
Loans and advances	4,097	4,671	15,559	24,327
Central Banks	–	–	–	–
Credit institutions	5	–	7	12
Customers	4,092	4,671	15,552	24,315
Total	4,133	4,685	16,131	24,949

Additionally, the Group has recorded EUR 855 million in provisions for commitments and financial guarantees granted subject to impairment under IFRS 9, of which EUR 421 million are in stage 1, EUR 114 million in stage 2 and EUR 320 million in stage 3.

c)Impaired assets of financial assets at amortized cost portfolio

The movement produced, during the six-month periods ended June 30, 2018 (IFRS 9) and 2017 (IAS 39) in the balance of financial assets classified as amortized cost and considered doubtful by reason for the credit risk is as follows:

	Millions of euros
	06‑30‑2018	06‑30‑2017

Balance as at beginning of period	37,275	33,350
Net additions	5,070	4,156
Written-off assets	(6,140)	(7,436)
Changes in scope of consolidation (*)	–	20,572
Exchange differences and other	(267)	(378)
Balance as at end of period	35,938	50,264

(*) Includes balances from Banco Popular acquisition as of June 30, 2017.

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

d)Guarantees received

The following is a breakdown of the movement, during the six-month period ended June 30, 2018 (IFRS 9) and 2017 (IAS 39), in the balance of financial assets classified as financial assets at amortized cost and considered as doubtful because of your credit risk:

	Millions of euros
	06‑30‑18	12‑31‑17

Collateral guarantees value	508,054	465,016
Of which: non-performing risks	17,848	18,232
Other guarantees value	39,564	42,376
Of which: non-performing risks	3,095	3,886
Total value of the guarantees received (*)	547,618	507,392

(*) Maximum amount of the guarantee which can be considered, not exceeding the gross amount of the debt, except non performing risk; in this case will be its fair value.

e)Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39):

	Millions of euros			Millions of euros
	06‑30‑18 (*)			12‑31‑17
	Carrying amount	Fair value		Carrying amount	Fair value
Financial assets at amortized cost			Loans and receivables
Loans and advances	883,424	890,424	Loans and advances	885,470	895,645
Central banks	15,377	15,378	Central banks	26,278	26,301
Loans and advances to credit institutions	32,892	33,011	Loans and advances to credit institutions	39,567	39,887
Loans and advances to customers	835,155	842,035	Loans and advances to customers	819,625	829,457
Debt instruments	39,524	39,313	Debt instruments	31,034	31,094
ASSETS	922,948	929,737	ASSETS	916,504	926,739

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

The main valuation methods and inputs used in the estimation of the fair value of the financial assets of the previous table are detailed in Note 51.c of the consolidated annual accounts for the year 2017, taking into account IFRS 9 that has come into force on January 1, 2018 (Note 1.b).

6.Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at June 30, 2018 and December 31, 2017  is as follows:

	Millions of euros
	06‑30‑2018	12‑31‑2017

Tangible assets	5,541	11,661
Of which:
Foreclosed assets	5,450	11,566
Of which: Property assets in Spain (*)(**)	4,522	10,533
Other tangible assets held for sale	91	95
Other assets	2	3,619
	5,543	15,280

(*)  On March, 2018, the agreement for the operation of the real estate business of Popular with Blackstone was materialized (Note 2).

(**) Foreclosed assets by businesses in Spain will be disclosed hereafter.

As June 30, 2018, the hedges constituted for the total of non-current assets for sale represent 49.5% (50% as of December 31, 2017, without considering the assets of the popular real estate business sold in March 2018). The provisions made during the first six months of these years amounted to 159 and 206 million euros, respectively, and the recoveries made during that year amounted to 13 and 17 million euros, respectively.

Without considering the aforementioned agreement (Note 2), during the first half of 2018, the Group sold, for a net total of approximately EUR 568  million, foreclosed properties with a gross carrying amount of EUR 1,019 million,  for which provisions totaling EUR 497 million had been recognized. These sales gave rise to gains of EUR 46 million.

In addition, other tangible assets were sold for EUR 73 million, giving rise to a gain of EUR 6 million.

7.Tangible assets

a)Changes in the period

In the first six months of 2018 and 2017, tangible assets were acquired for EUR 4,926 million and EUR 3,854 million, respectively.

Also, in the first six months of 2018 and 2017 tangible asset items were disposed of with a carrying amount of EUR 2,441 million and EUR 1,990 million respectively, giving rise to a net gain of EUR 18 million and EUR 25 million,  in both periods.

b)Impairment losses

In the first six months of 2018 and 2017, there were impairment losses on elements of tangible assets (mainly assets leased out under operating leases) amounting to EUR 33 million and EUR 28 million, which were recognized under Impairment on non-financial assets (net) in the condensed consolidated income statement.

c)Property, plant and equipment purchase commitments

At June 30, 2018 and 2017, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.Intangible assets

a)Goodwill

The detail of Intangible Assets - Goodwill at June 30, 2018 and December 31, 2017, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	06‑30‑2018	12‑31‑2017

Santander UK plc	8,387	8,375
Banco Santander (Brazil), S.A.	4,416	4,988
Bank Zachodni WBK S.A.	2,362	2,473
Santander Consumer USA Holdings Inc.	2,065	2,007
Santander Bank, National Association	1,761	1,712
Santander Consumer Germany	1,217	1,217
Santander Asset Management	1,173	1,173
Banco Santander Totta, S.A.	1,040	1,040
Banco Santander (Chile)	657	676
Santander Consumer Bank (Nordics)	500	518
Grupo Financiero Santander (México)	427	413
Other entities (*)	1,030	1,177
	25,035	25,769

(*) As of June 30, 2018 and December 31, 2017 includes EUR 248 million of Banco Popular Español, S.A.

In the first half of 2018, goodwill decreased by EUR 603 million due to exchange differences, which pursuant to current regulations, were recognized with a debit to Other  comprehensive income – items that may be reclassified to profit or loss - Exchange differences in equity through the condensed consolidated statement of recognized income and expense, and EUR 131 million due to Banco Popular’s subsidiaries sale (Note 11).

Note 17 to the consolidated annual accounts for the year ended December 31, 2017  includes detailed information on the procedures followed by the Group to analyze the potential impairment of the goodwill recognized with respect to its recoverable amount and to recognize the related impairment losses, where appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first half of 2018 there were no impairment losses which required recognition.

b)Other intangible assets

During the first six months of 2018, impairment losses amounting EUR 64 million were recorded under "Impairment of other non financial assets, net" in the consolidated income statement.

9.Financial liabilities

a)Breakdown

The detail, by nature and category for valuation purposes, of the Group’s financial liabilities, other than hedging derivatives, at June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39) is as follows:

	Millions of euros
	06‑30‑2018 (*)			12‑31‑2017
	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Financial liabilities designated at fair value through profit or loss	Financial liabilities at amortized cost

Derivatives	54,892	–	–	57,892	–	–
Short Positions	14,123	–	–	20,979	–	–
Deposits	6,335	55,416	900,931	28,753	55,971	883,320
Central banks	–	10,293	73,801	282	8,860	71,414
Credit institutions	558	13,242	90,363	292	18,166	91,300
Customer	5,777	31,881	736,767	28,179	28,945	720,606
Debt securities	–	2,309	224,466	–	3,056	214,910
Other financial liabilities	–	428	28,521	–	589	27,839
Total	75,350	58,153	1,153,918	107,624	59,616	1,126,069

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

b)Information on issues, repurchases or redemptions of debt instruments issued

The detail of the balance of debt instruments issued according to their nature is:

	Millions of euros
	06‑30‑18	12‑31‑17
Bonds and debentures outstanding	182,830	176,719
Subordinated	23,814	21,382
Promissory notes and other securities	20,131	19,865
Total debt instruments issued	226,775	217,966

The detail, at June 30, 2018 and 2017, of the outstanding balance of the debt instruments, excluding promissory notes, which at these dates had been issued by the Bank or any other Group entity is disclosed below. Also included is the detail of the changes in this balance in the first six months of 2018 and 2017:

	Millions of euros
	06‑30‑2018
	Outstanding beginning balance at 01‑01‑2018	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06‑30‑2018

Bonds and debentures outstanding	176,719	-	35,957	(29,081)	(765)	182,830
Subordinated	21,382	-	2,987	(644)	89	23,814
Bonds and debentures outstanding and subordinated liabilities issued	198,101	-	38,944	(29,725)	(676)	206,644

	Millions of euros
	06‑30‑2017
	Outstanding beginning balance at 01‑01‑2017	Perimeter	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06‑30‑2017

Bonds and debentures outstanding	183,278	11,426	32,406	(39,348)	(8,262)	179,500
Subordinated	19,873	11	1,800	(74)	(583)	21,027
Bonds and debentures outstanding and subordinated liabilities issued	203,151	11,437	34,206	(39,422)	(8,845)	200,527

In March 2018, Banco Santander, S.A. communicated that the placement of preference shares contingently convertible into newly issued ordinary shares of the Bank was carried out, excluding the right of preferential subscription of its shareholders and for a nominal amount of EUR 1,500 million (the "Issuance" and the CCPSs").

The Issuance is made at pair and the remuneration of the CCPSs, whose payment is subject to certain conditions and is also discretionary, has been fixed at an annual 4.75% for the first seven years, being revised thereafter every five years applying a margin of 409.7 basis-point over the Mid-Swap Rate in five-year euros (5‑year Euro Mid-Swap Rate).

c)Other issues guaranteed by the Group

At June 30, 2018 and 2017, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their corresponding fair value at June 30, 2018 and December 31, 2017:

	Millions of euros
	06‑30‑2018		12‑31‑2017
	Carrying amount	Fair value	Carrying amount	Fair value
Deposits	900,931	899,853	883,320	883,880
Central banks	73,801	73,251	71,414	70,713
Credit institutions	90,363	90,450	91,300	91,767
Customer	736,767	736,152	720,606	721,400
Debt securities	224,466	227,342	214,910	221,276
Other financial liabilities	28,521	28,508	27,839	27,615
LIABILITIES	1,153,918	1,155,703	1,126,069	1,132,771

The main valuation methods and inputs used in the estimation of the fair value of the financial liabilities in the previous table, other than those mentioned in these interim financial statements, are detailed in Note 51.c of the consolidated annual accounts for 2017.

10.Provisions

a)Provisions for Pensions and other post-retirements obligations and Other long term employee benefits

The variation experienced by the balance of the Pensions and other post-retirements obligations and other long term employee benefits from December 31, 2017 to June 30, 2018, is mainly due to lower actuarial losses in the semester as a result of changes in actuarial assumptions (Note 11.c).

b)Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at June 30, 2018 and at December 31, 2017 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	06‑30‑2018	12‑31‑2017

Provisions for taxes	870	1,006
Provisions for employment-related proceedings (Brazil)	863	868
Provisions for other legal proceedings	1,351	1,307
Provision for customer remediation	716	885
Regulatory framework-related provisions	108	101
Provision for restructuring	556	360
Other	1,449	1,314
	5,913	5,841

Relevant information is set forth below in relation to each type of provision shown in the preceding table.

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and the estimated cost of the Banco Popular floor clauses. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to FSCS (Financial Services Compensation Scheme) and the Bank Levy in the UK, and those relating to Banking Tax in Poland.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.c.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in provisions for taxes and other legal contingencies and other provisions are disclose in note 10.b. With regard to Brazil, the main charges to profit or loss in the period ended June 30, 2018 were EUR 113 million due to civil contingencies and EUR 206 million arising from employment related claims. This increase was offset partially by the use of available provisions of which EUR 144 million were related to payments of employment-related claims and EUR 83 million due to civil contingencies. With regard with United Kingdom, EUR 16 million due to customer remediation are released, and EUR 64 million are used due to customer remediation. In terms of regulatory framework, EUR  4 million are released, which is offset by the use of EUR 42 million in the semester (Bank Levy and FSCS). In addition, EUR 47 million derived from the regulatory framework and paid in the semester in Poland have been provisioned. An amount of EUR 79 million have been used to compensate customers derived from floor clauses from Banco Popular.

Additionally, a further provision of EUR 236 million was registered in Spain for restructuring process. This increase was partially compensated by the use of EUR 120 million.

c)Litigation and other matters

i. Tax-related litigation

At June 30, 2018 the main tax-related proceedings concerning the Group were as follows:

-Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

-Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification ("embargos de declaraçao") subsequently filed by the Brazilian Public Prosecutor’s Office, which on September 3, 2015 admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still persist.

-Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability. In August 2017, the Bank and other entities of the Group have adhered to the program of fractioning and payment of tax debts provided for in Provisional Measure 783/2017 in relation to different administrative processes of the years 1999 to 2005.

-Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

-In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. A provision was recognized in connection with the amount of the estimated loss.

-In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banco Santander Banespa, S.A. (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. On May 11, 2017, the Superior Chamber of Tax Appeals of the Administrative Council of Tax Appeals, in a split decision, reverted the previous unanimous decision reached by the Brazilian Tax Appeal Administrative Council and issued a judgment in favor of the Brazilian taxing authorities. This decision has been subject to clarification action which has been dismissed, as such, the decision has been appealed. However, the processing of this appeal has been recessed as a result of the estimation of a popular action that has resulted in the annulment of the CARF decision of October 21, 2011, and this body must issue a new resolution on these years. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed. On July 4, 2017 and November 8, 2017, the CARF ruled in favor of the Brazilian taxing authorities with regards to the annual periods for the years ended 2005, 2006 and 2007, being these rulings subject to a clarification action and subsequent appeal before the Courts. In relation to year 2007, an appeal was also filed challenging the voting process of the decision, and the recession of the procedure related to this year was agreed. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the interim financial statements.

-In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM, currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil) S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

-In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brazil), current Zurich Santander Brasil Seguros e Previdência S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice and subsequently appealed before the CARF, whose resolution partly in favor has been appealed by the Unión Federal and Zurich Santander Brasil Seguros e Previdência S.A. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-In June 2013, the Brazilian tax authorities issued an infringement order against Banco Santander (Brasil) SA as the party responsible for the capital gains tax allegedly obtained in Brazil by the non-resident entity in Brazil, Sterrebeeck BV, on the occasion of the operation of ‘incorporation of ações’ carried out in August 2008. As a result of the aforementioned operation, Banco Santander (Brasil) SA acquired all the shares of Banco ABN AMRO Real SA and ABN AMRO Brasil Dois Participações SA through the delivery to the shareholders of these newly issued share entities of Banco Santander (Brasil) SA, issued in a capital increase carried out for this purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. After the appeal for reconsideration lodged at the Federal Tax Office was dismissed by the Delegacia da Receita Federal, the Group, in December 2014, appealed against the infringement notice at CARF, which, in March 2018, in a split decision settled by the casting vote of the Chairman, has dismissed the appeal filed by the Group. This decision will be subject to clarification action and further appeal at the CARF. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the interim financial statements.

-In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil) S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015. Such decision was appealed by the Brazilian tax authorities before the CARF, which ruled in their favor. Consequently, in November 2016 the Bank lodged an appeal before the Higher Chamber of Tax Appeals. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

-Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

-Banco Santander (Brazil) S.A. and other companies of the Group in Brazil are undergoing administrative and judicial procedures against Brazilian tax authorities for not admitting tax compensation with credits derived from other tax concepts, not having registered a provision for such amount since it is considered to be a contingent liability.

-Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit for taxes paid outside the United States in fiscal years 2003 to 2005 in connection with a Trust created by Santander Holdings USA, Inc. in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considered that, in accordance with applicable tax legislation, it was entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action were to be favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. On November 13, 2015, the District Court Judge ruled in favor of Santander Holdings USA, Inc., ordering the amounts paid over with respect to 2003 to 2005 to be refunded. The US Government appealed the decision at the US Court of Appeals for the First Circuit and on December 16, 2016 said Court reversed the District Court’s decision as to the economic substance of the Trust transaction and the foreign tax credits claimed for the Trust transaction, and referred the case back to the District Court for its ruling over certain matters pending resolution, including the refund claim and the justification of sanctions. On March 16, 2017, Santander Holdings USA, Inc. filed a petition with the U.S. Supreme Court to hear its appeal of the First Circuit Court’s decision and on June 26, 2017, the U.S. Supreme Court denied Santander Holdings USA, Inc.´s petition to hear its appeal and returned the case to the District Court as ordered by the U.S. Court of Appeals for the First Circuit. On July 17, 2018, the District Court has ruled against Banco Santander. Feasible appeals against this decision are being considered. The estimated loss relating to this litigation is provided for.

-In 2007 the European Commission opened an investigation into illegal state aid to the Kingdom of Spain in connection with Article 12.5 of the former Consolidated Text of the Corporate Tax Law. The Commission issued the Decision 2011/5/CE of October 28, 2009, on acquisitions of subsidiaries resident in the EU and decision 2011/282/UE of January 12, 2011, on the acquisition of subsidiaries not resident in the EU, ruling that the deduction regulated pursuant to Article 12.5 constituted illegal State aid. These decisions were subject to appeal by Banco Santander and other companies before the European Union General Court. In November 2014, the General Court delivered judgment annulling the prior decisions, and that judgment was appealed before the European Court of Justice by the Commission. In December 2016 the European Court of Justice delivered judgment setting aside the appeal and remanded the file to the General Court, which shall deliver a new judgment assessing the other annulment pleas raised by the petitioners, which, in turn, may be subject to an appeal before the Court of Justice. The Group, in accordance with the advice from its external lawyers, has not recognized provisions for these suits since they are considered to be a contingent liability.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At June 30, 2018, the main non-tax-related proceedings concerning the Group were as follows:

-Compensation to customers (customer remediation): claims associated with the sale of certain financial products (mainly payment protection insurance - PPI) by Santander UK to its customers.

As of June 30, 2018, the provision for this concept amounts to 301 millions of pounds (EUR 340 million) and 356 million pounds (EUR 401 million) as of December 31, 2017. The provision registered is deemed appropriate given the current situation. This provision will be subject to continuous review on the basis of the amount of claims received and the inquiry raised by the FCA on July 4, 2018 (CP 18/18: Guidance on regular premium PPI complaints and recurring non-disclosure of commission).

-Delforca: Dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A.) on shares of Inmobiliaria Colonial, S.A. An initial arbitration ruled in favor of the Bank, but this ruling was annulled due to issues regarding the president of the tribunal and one of the items of evidence presented by Delforca. Faced with a second arbitration initiated by the Bank, and after the latter had obtained a preventive attachment in its favor (currently waived), Delforca declared bankruptcy. Prior to this, Delforca and its parent, Mobiliaria Monesa, S.A., launched other lawsuits claiming damages due to the Bank’s actions before civil courts in Madrid, later shelved, and in Santander, currently stayed on preliminary civil ruling grounds.

During the insolvency proceeding, Barcelona Commercial court no. 10 ordered the stay of the arbitration proceeding, the termination of the arbitration agreement, the lack of recognition of the contingent claim and a breach by the Bank, and dismissed the Bank’s request to conclude the proceeding due to the non-

existence of insolvency. Following the appeals filed by the Bank, the Barcelona Provincial Appellate Court revoked all these decisions, except that relating to the rejection of the conclusion of the proceeding, which gave rise to the resumption of the arbitration process, in which the Partial Award was issued, rejecting the procedural exceptions raised by Delforca, resolution which was appealed by Delforca.  Delforca appealed against the decisions rejected the resolution of the arbitration agreement and the recognition of the contingent claim in favor of the Bank. Furthermore, Delforca and its parent have requested from the judge of the insolvency case the repayment of the security deposit executed by the Bank to settle the swaps, being these processes under processing.  On May 18, 2018, an award was issued which fully upheld the Bank’s claim amounting to EUR 66 million.  The Bank has not recognized any provisions in this connection.

-Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the Board of Directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session. The STF recently handed down a decision on a matter relating to a third party that upholds one of the main arguments put forward by the Bank. The Bank has not recognized any provisions in this connection.

-‘Planos económicos’: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of civil class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (‘planos económicos’). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter. Various appeals to the STF are currently being considered in which various matters relating to this case are discussed.

At the end of 2017, the Advocacia Geral da União (AGU), Bacen, Instituto de Defesa do Consumidor (Idec), the Frente Brasileira dos Poupadores  (Febrapo) and Federação Brasileira dos Bancos  (Febraban) signed an agreement with the aim of terminating the judicial disputes related to economic situation. Discussions have focused on specifying the amount to be paid to each affected customer according to the balance in their notebook at the time of the Plan. Finally, the total value of the payments will depend on the amount of endorsements that there have been and the number of savers who have showed the existence of the account and its balance on the date on which the indexes were changed. The terms of the agreement signed by the parties have already been homologated by the Supreme Federal Court (STF), to whom the final word on the viability of the agreement corresponds. Provisions registered in order to hedge risks that may derive from the “economic plans”, including those derived from the homologation of the agreement pending approval by the STF, are deemed sufficient.

-The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was 2,330 million euros, of which 2,010 million euros related to institutional investors and international private banking customers, and the remaining 320 million euros made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these interim financial statements, certain claims exist against component of the Group in relation to this matter. The Group considers that it behaved at all times with due diligence and that the sale of these products was always transparent and adjusted to the applicable regulations and procedures. Accordingly, the risk of loss is considered to be remote or immaterial.

-In April 2016, the Competition Directorate of the Spanish “Comisión Nacional de los mercados y la Competencia” (CNMC) commenced an administrative investigation on several financial entities, including Banco Santander in relation to possible collusive practices or price-fixing agreements, as well as exchange of commercially sensitive information in relation to financial derivative instruments used as hedge of interest rate risk for syndicated loans. In accordance with the Competition Directorate this conduct could constitute a breach of article 1 of Competition Directorate Law 15/2007, of July 3, as well as article 101 of Treaty on the Functioning of the European Union (TFEU). On February 13, 2018, the CNMC published its decision, by which it fined Santander, Sabadell, BBVA and Caixabank with EUR 91 million (EUR 23.9 million for Santander) for offering interest rate derivatives in breach of Articles 1 of the Spanish Act 15/2007 on Defence of Competition and 101 of the Treaty of Functioning of the European Union (Case S/DC/0579/16 Derivados Financieros). According to the CNMC, there is evidence that there was coordination between the hedging banks/lenders to coordinate the price of the derivatives and offer clients, in each case, a price different from the “market price”. This decision has been appealed before the Spanish National Court.

-Floor clauses: as a consequence of the acquisition of Banco Popular Español S.A., the Group is exposed to material transactions with floor clauses. The so-called "floor clauses" or minimum clauses are those under which the borrower accepts a minimum interest rate to be paid to the lender, regardless of the applicable reference interest rate. Banco Popular Español S.A., includes "floor clauses" in certain asset transactions with customers. In relation to this type of clauses, Banco Popular’s situation is described below:

On December 21, 2016, the Court of Justice of the European Union declared contrary to European Union law the doctrine established by the Judgment of the 1st Chamber of the Supreme Court of May 9, 2013, pursuant to which it limited the retroactive effect of the nullity of the ground clauses, so that only the amounts collected in application of these clauses were returned as of May 9, 2013. Subsequently, the Judgment of the 1st Chamber of the Supreme Court of February 24, 2017, resolving a cassation appeal from another entity, adapted its jurisprudence on the matter to the Judgment of the Court of Justice of the European Union of December 21, 2016 and, in particular, considered that its ruling of May 9 of 2013, issued within the framework of a collective action, did not cause res judicata effect with respect to the individual claims that could be raised by consumers in this regard.

These legal rulings and the social impact of the floor clauses led the Spanish government to establish, through Spanish Royal Decree-Law 1/2017, of January 20, urgent measures to protect consumers against floor clauses, a voluntary and extrajudicial process whereby consumers who consider themselves affected by the potential nullity of a floor clause claim repayment. This ruling establishes an extrajudicial channel for conflict resolution but adds nothing that affects the criteria describing the validity of the clauses.

In 2015 and 2016, Banco Popular made extraordinary provisions that, following the Judgment of the European Union’s Court of Justice on December 21, 2016, were updated in order to cover the effect of the potential return of the excess interest charged for the application of the floor clauses between the contract date of the corresponding mortgage loans and May 2013. As of June 30, 2018, the amount of the Group’s provisions in relation to this matter  increased to EUR 144 million. For this concept, after the purchase of Banco Popular, EUR 317 million provisions have been used by the Group mainly for refunds as a result of the extrajudicial process mentioned above.

-Other aspects: taking into account the declaration in resolution of Banco Popular, the amortization and conversion of its capital instruments and the subsequent transmission to Banco Santander of the shares resulting from the aforementioned conversion in exercise of the resolution instrument for the sale of the business of the entity, all under the rules of the single resolution framework, is unprecedented in Spain or in any other Member State of the European Union, appeals have been filed against the decision of the Single Resolution Board, against the decision of the FROB, agreed upon in execution of the previous one, as well as claims against Banco Popular Español, SA, Banco Santander and other Santander Group entities derived from or related to the acquisition of Banco Popular. Since the acquisition of Banco Popular by Banco Santander, various investors, advisers or financial operators have announced their intention to analyze and, as the case may be, confirmed, the filing of claims of various kinds in relation to the aforementioned acquisition. Regarding possible remedies or claims, it is not possible to anticipate all the specific claims that would be asserted, nor their economic implications (particularly when it is possible that the possible claims do not quantify their claims, claim new legal interpretations, or involve a very high number of parts).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business including those in connection with lending activities, relationships with employees and other commercial or tax matters.

With the information available to it, the Group considers that, at June 30, 2018, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.Equity

In the six-month periods ended June 30, 2018 and 2017 there were no quantitative or qualitative changes in the Group’s equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)Capital

As a result of the acquisition of Banco Popular mentioned in Note 2, and in order to strengthen and optimize the Bank’s equity structure to provide adequate coverage of the acquisition, the Group, on July 3, 2017, reported on the agreement of the executive committee of Banco Santander to increase the capital of the Bank by EUR 729 million by issuing and putting into circulation 1,458,232,745 new ordinary shares of the same class and series as the shares currently in circulation and with preferential subscription rights for the shareholders. The corresponding public deed of capital increase was granted on July 7, 2017.

The issue of new shares was carried out at a nominal value of fifty euro cents (EUR 0.50) plus a premium of EUR 4.35 per share, so the total issue rate of the new shares was EUR 4.85 per share and the total effective amount of the capital increase (including nominal and premium) of EUR 7,072 million.

Each outstanding share had been granted a preferential subscription right during the preferential subscription period that took place from July 6 to 20, 2017, where 10 preferential subscription rights were required to subscribe 1 new share.

By public deed dated November 7, 2017, a capital increase was released in the amount of 48 million euros, through which the Santander Dividendo Elección program was implemented, through the issuance of 95,580,136 shares (0.6% of the share capital).

As of December 31, 2017 and June 30, 2018, the Bank’s capital stock was represented by 16,136,153,582 shares, with a nominal amount of EUR 8,068 million, in both cases.

b)Breakdown of other comprehensive income - Items not reclassified to profit or loss and Items that may be reclassified to profit or loss

	Millions of euros
	06‑30‑2018 (IFRS 9) (*)	12‑31‑2017 (IAS 39)
Other comprehensive income accumulated	(23,885)	(21,776)
Items not reclassified to profit or loss	(2,751)	(4,034)
Actuarial gains or losses on defined benefit pension plans	(3,366)	(4,033)
Non-current assets and disposable groups of items that have been classified as held for sale	-	-
Share in other recognized income and expenses of investments in joint ventures and associates	-	(1)
Other valuation adjustments	-	-
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	646

Inefficacy of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	-

Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [item hedged]	-

Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income [hedging instrument]	-

Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	(31)

Items that may be reclassified to profit or loss	(21,134)	(17,742)
Hedge of net investments in foreign operations (effective portion)	(4,018)	(4,311)
Exchange differences	(17,934)	(15,430)
Hedging derivatives. Cash flow hedges (effective portion)	92	152
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	1,037

Coverage instruments (items not designated)	-
Financial assets available for sale		2,068
Debt instruments		1,154
Equity instruments		914
Non-current assets held for sale	-	-
Share in other income and expenses recognized in investments in joint ventures and associates	(311)	(221)

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

c)Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans

The changes in the balance of Other comprehensive income - Items not reclassified to profit or loss - Actuarial gains or losses on defined benefit pension plans include the actuarial gains or losses generated in the period and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset). Its variation is shown in the condensed consolidated statement of recognized income and expense.

During the first six months of 2018 actuarial gains on defined benefit pension plans amounts to EUR 981 million, which main impacts are:

-Decrease of EUR 603 million in the accumulated actuarial losses corresponding to the Group’s business in United Kingdom, mainly due to the gains because of the variation of the discount rate (increase from 2.49% to 2.74%), likewise the evolution of the inflation (decrease from 3.15% to 3.07%).

-Decrease of EUR 155 million in the accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the variation of the discount rate (increase from 9.53% to 10.12% for the pension plans and from 9.65% to 10.17% for the health insurance).

-Decrease of EUR 126 million in the accumulated actuarial losses corresponding to the Group’s business in Spain, mainly due to the variation of the discount rate (increase from 1.40% to 1.75%).

Likewise, the differences in the cumulative actuarial gains and losses account for a decrease of EUR 97 million as a consequence of the evolution of exchange rates and other effects, mainly in Brazil (depreciation of the real).

d)Other comprehensive income - Items not reclassified to profit or loss – Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income

Includes the net amount of unrealized fair value changes in equity instruments at fair value with changes in other comprehensive income.

Below is a breakdown of the composition of the balance as of June 30, 2018 (IFRS 9) under "Other comprehensive income" - Items that cannot be reclassified to profit or loss - Changes in the fair value of debt equity measured at fair value with changes in other comprehensive income depending on the geographical origin of the issuer:

	Millions of euros
	06‑30‑18 (*)
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Equity instruments
Domestic
Spain	31	(225)	(194)	511
International
Rest of Europe	147	(76)	71	560
United States	13	-	13	75
Latin America and rest	764	(8)	756	1,620
	955	(309)	646	2,766
Of which:
Listed	863	(24)	839	2,005
Unlisted	92	(285)	(193)	761

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

e)Other comprehensive income – Items that may be reclassified to profit or loss – Hedges of net investments in foreign operations (effective portion) and exchange differences

Other comprehensive income - Items that may be reclassified to profit or loss - Hedges of net investments in foreign operations (effective portion) includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net variation of both headings recognized during the first semester of 2018, recorded in the condensed consolidated statement of recognized income and expenses, reflects the effect generated by the recognized depreciation of the currencies, mainly from Brazilian reais and Argentine peso. From this variation, an approximate loss of EUR 603 million corresponds to the valuation at the closing exchange rate of goodwill of the semester  (Note 8).

f)Other comprehensive income – Items that may be reclassified to profit or loss – Changes in the fair value of debt instruments measured at fair value through other comprehensive income

Includes the net amount of unrealized fair value changes in debt instruments at fair value through other comprehensive income.

Below is a breakdown of the composition of the balance as of June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39) under "Other comprehensive income" - Items that can be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value through other comprehensive income depending on the type of instrument and the geographical origin of the issuer:

	Millions of euros
	06‑30‑18 (*)				12‑31‑17
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government and central banks debt instruments
Spain	802	(3)	799	41,153	660	(25)	635	48,217
Rest of Europe	345	(8)	337	16,307	306	(24)	282	20,244
Latin America and rest of the world	274	(239)	35	40,442	404	(129)	275	39,132
Private-sector debt instruments	75	(208)	(133)	20,163	90	(128)	(38)	20,888
	1,496	(458)	1,038	118,065	1,460	(306)	1,154	128,481

Equity instruments
Domestic
Spain	-	-	-	-	5	(2)	3	1,373
International
Rest of Europe	-	-	-	-	166	(2)	164	979
United States	-	-	-	-	14	(5)	9	560
Latin America and rest	-	-	-	-	744	(6)	738	1,878
	-	-	-	-	929	(15)	914	4,790
Of which:
Listed	-	-	-	-	828	(5)	823	2,900
Unlisted	-	-	-	-	101	(10)	91	1,890
	-	-	-	-	2,389	(321)	2,068	133,271

(*) See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

12.Segment information

As required by CNMV Circular 1/2008, modified by Circular 5/2015, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of Interest income for the six-month periods ended June 30, 2018 and 2017 is as follows:

	Revenue by interest by geographical area (Millions of euros)
Geographical area	Consolidated
	06‑30‑2018	06‑30‑2017

Spain	3,707	2,989
Abroad:	23,197	25,643
European Union	6,001	5,944
OECD countries	7,446	7,700
Other countries	9,750	11,999
Total	26,904	28,632

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest income, Dividend income,  Commission income, Gain on financial assets and liabilities not measured at fair value through profit or loss, net; Gain or losses on financial assets and liabilities held for trading, net; Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net; Gain or losses from hedge accounting; net and Other operating income in the accompanying consolidated income statements for the six-month period ended June 30, 2018 and 2017:

	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
Segment	06‑30‑2018	06‑30‑2017	06‑30‑2018	06‑30‑2017	06‑30‑2018	06‑30‑2017

Continental Europe	9,972	8,454	310	649	10,282	9,103
United Kingdom	4,170	4,473	234	42	4,404	4,515
Latin America	18,639	20,679	(169)	(396)	18,470	20,283
United States	4,082	4,613	122	74	4,204	4,687
Corporate Activities	337	36	1,735	1,827	2,072	1,863
Inter-segment revenue adjustments and eliminations	-	-	(2,232)	(2,196)	(2,232)	(2,196)
Total	37,200	38,255	-	-	37,200	38,255

Also, following is the reconciliation of the Group’s consolidated profit after tax for the six-month period ended June 30, 2018 and 2017, broken down by business segment, to the profit before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	06‑30‑2018	06‑30‑2017

Continental Europe	1,645	1,648
United Kingdom	705	837
Latin America	2,633	2,494
United States	472	373
Corporate Activities	(934)	(1,021)
Total profit of the segments reported	4,521	4,331
(+/-) Unallocated profit/loss	-	-
(+/-) Elimination of inter-segment profit/loss	-	-
(+/-) Other profit/loss	-	-
(+/-) Income tax and/or profit from discontinued operations	2,378	2,254
Profit before tax	6,899	6,585

13.Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2018 and 2017, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized:

Millions of euros
06‑30‑2018
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	1	1	2
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	47	-	47
	-	-	48	1	49
Income:
Finance income	-	-	33	6	39
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	437	14	451
	-	-	470	20	490

	Millions of euros
	06‑30‑2018
	Significant	Directors and	Group companies or	Other related
Other transactions	shareholders	executives	entities	parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	1	614	56	671
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	-	290	220	510
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	6	195	346	547
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	4	446	11	461
Guarantees provided	-	-	-	31	31
Guarantees received	-	-	-	-	-
Commitments acquired	-	-	352	-	352
Commitments/guarantees cancelled	-	-	278	2	280
Dividends and other distributed profit	-	4	-	18	22
Other transactions	-	-	9	220	229

Millions of euros
06‑30‑2017
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	-	-	3	-	3
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Leases	-	-	-	-	-
Services received	-	-	-	-	-
Purchases of goods (finished or in progress)	-	-	-	-	-
Valuation adjustments for uncollectible or doubtful debts	-	-	-	-	-
Losses on derecognition or disposal of assets	-	-	-	-	-
Other expenses	-	-	9	-	9
	-	-	12	-	12
Income:
Finance income	-	-	26	4	30
Management or cooperation agreements	-	-	-	-	-
R&D transfers and licensing agreements	-	-	-	-	-
Dividends received	-	-	-	-	-
Leases	-	-	-	-	-
Services rendered	-	-	-	-	-
Sale of goods (finished or in progress)	-	-	-	-	-
Gains on derecognition or disposal of assets	-	-	-	-	-
Other income	-	-	325	3	328
	-	-	351	7	358

	Millions of euros
	06‑30‑2017
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (lender)	-	-	223	13	236
Finance leases (lessor)	-	-	-	-	-
Repayment or termination of loans and leases (lessor)	-	4	169	24	197
Sales of tangible, intangible or other assets	-	-	-	-	-
Financing agreements: loans and capital contributions (borrower)	-	3	221	46	270
Finance leases (lessee)	-	-	-	-	-
Repayment or termination of loans and leases (lessee)	-	6	263	18	287
Guarantees provided	-	-	-	101	101
Guarantees received	-	-	-	-	-
Commitments acquired	-	-	-	25	25
Commitments/guarantees cancelled	-	1	14	3	18
Dividends and other distributed profit	-	1	-	13	14
Other transactions	-	-	41	5	46

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 223 million at June 30, 2018  (June 30, 2017: EUR 423 million).

14. Off-balance-sheet exposures

The off-balance-sheet exposures related to balances representing loans commitments, financial guarantees and other commitments granted, both revocables and non revocables.

Financial guarantees granted include financial guarantees contracts such as financial bank guarantees, credit derivatives, and risks arising from derivatives granted to third parties; non-financial guarantees include other guarantees and irrevocable documentary credits.

Loan and other commitments granted include all off-balance-sheet exposures, which are not classified as guarantees provided, including loans commitment granted.

	Millions of euros
	06‑30‑18	12‑31‑17
Loans commitment granted	210,977	207,671
Of which doubtful	241	81
Financial guarantees granted	13,247	14,499
Doubtful	251	254
Bank sureties	12,809	14,033
Credit derivatives sold	187	212
Other commitments granted	73,061	64,917
Other granted guarantees	38,383	37,947
Of which doubtful	1,018	991
Other	34,678	26,970
Of which doubtful	6	-

At June 30, 2018 the Group had registered provisions for guarantees and commitments amounting EUR 855 million and EUR 617 million at December 31, 2017.

15.Average headcount and number of offices

The average number of employees at the Bank and the Group, by gender, in the six month periods ended June 30, 2018 and 2017 is as follows:

	Bank		Group
Average headcount	06‑30‑2018	06‑30‑2017	06‑30‑2018	06‑30‑2017

Men	11,585	11,657	91,051	84,758
Women	9,906	9,787	110,833	106,060
	21,491	21,444	201,884	190,818

The number of offices at June 30, 2018 and December 31, 2017  is as follow:

	Group
Number of offices	06‑30‑2018	12‑31‑2017

Spain	4,530	4,546
Foreign	8,952	9,151
	13,482	13,697

16.Other disclosures

a)Valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39), of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	06‑30‑18 (*)			12‑31‑17
	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total	Published price quotations in active markets (Level 1)	Internal models (Levels 2 and 3)	Total

Financial assets held for trading	45,554	67,393	112,947	58,215	67,243	125,458
Non-trading financial assets mandatorily at fair value through profit or loss	2,193	3,070	5,263
Financial assets at fair value through profit and loss				3,823	30,959	34,782
Financial assets at fair value through other	2,900	45,143	48,043
comprehensive income	104,666	16,165	120,831
Financial assets available-for-sale (1)				113,258	18,802	132,060
Hedging derivatives (assets)	-	8,348	8,348	-	8,537	8,537
Financial liabilities held for trading	15,102	60,248	75,350	21,828	85,796	107,624
Financial liabilities designated at fair value through profit or loss	822	57,331	58,153	769	58,847	59,616
Hedging derivatives (liabilities)	4	6,724	6,728	8	8,036	8,044
Liabilities under insurance contracts	-	936	936	-	1,117	1,117

(*)   See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(1)	As of December 31, 2017, there were equity instruments registered in the portfolio of financial assets available for sale, valued at their cost in the amount of EUR 1,211 million.

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3).

In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between measurement levels other than the transfers included level 3 table for the six-month periods ended on the June 30, 2018.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated annual accounts as at December 31, 2017.

As of June 30, 2018, the CVA (Credit Valuation Adjustment) accounted for was EUR 319 million (‑1.1%  from December 31, 2017) and adjustments of DVA (Debt Valuation Adjustment) was EUR 281 million (27.8% compared to December 31, 2017).  The increase in DVA is mainly due to the credit spreads rise by more than 30% in the most liquid periods.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39):

	Millions of euros		Millions of euros
	Fair values calculated using internal models at 06‑30‑18 (*)		Fair values calculated using internal models at 12‑31‑17
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs

ASSETS	137,398	2,721	124,178	1,363
Financial assets held for trading	66,937	456	66,806	437
Credit institutions	7,171	-	1,696	-	Present Value Method	Interest rates curves, FX market prices
Customers (a)	5,103	-	8,815	-	Present Value Method	Interest rates curves, FX market prices
Debt instruments and equity instruments	869	34	335	32	Present Value Method	Interest rates curves, FX market prices
Derivatives	53,794	422	55,960	405	Present Value Method
Swaps	41,676	173	44,766	189	Present Value Method, Gaussian Copula (b)	Interest rates curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	938	4	463	5	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate options	4,154	144	4,747	162	Black’s Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Interest rate futures	4	-	2	-	Present Value Method	Interest rates curves, FX market prices
Index and securities options	1,326	21	1,257	5	Black’s Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX market and equity, Dividends, Correlation, Liquidity, HPI
Other	5,696	80	4,725	44	Advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and Liquidity
Hedging derivatives	8,331	17	8,519	18
Swaps	7,448	17	7,896	18	Present Value Method	Interest rates curves, FX market prices, Basis FX market prices, Interest rate curves, Volatility surfaces
Interest rate options	14	-	13	-	Black Model
Other	869	-	610	-	Present Value Method, advanced and local stochastic volatility models and other	Interest rate curves, Volatility surfaces, FX market prices and EQ, Dividends, Correlation, HPI, Credit, Other
Non-trading financial assets mandatorily at fair value through profit or loss	1,934	1,136			Present Value Method	Interest rates curves, FX market prices y EQ, Dividends, Other
Equity instruments	667	475
Debt instruments	1,122	518
Loans and receivables	145	143
Financial assets designated at fair value through profit or loss	45,138	5	30,677	282
Central banks	8,989	-	9,889	-	Present Value Method	Interest rates curves, FX market prices
Credit institutions	16,144	-	-	-	Present Value Method	Interest rates curves, FX market prices
Customers (c)	19,995	5	20,403	72	Present Value Method	Interest rates curves, FX market prices, HPI
Debt instruments and equity instruments	10	-	385	210	Present Value Method	Interest rates curves, FX market prices
Financial assets at fair value through other comprehensive income	15,058	1,107				Interest rates curves, FX market prices and EQ, Dividends, Credit, Others
Equity instruments	354	736
Debt instruments	13,523	7
Loans and receivables	1,181	364
Financial assets available for sale			18,176	626
Debt instruments and equity instruments			18,176	626	Present Value Method	Interest rates curves, FX market prices
LIABILITIES	125,046	193	153,600	196
Financial liabilities held for trading	60,069	179	85,614	182
Central banks	-	-	282	-	Present Value Method	Interest rates curves, FX market prices
Credit institutions	558	-	292	-	Present Value Method	Interest rates curves, FX market prices
Customers	5,777	-	28,179	-	Present Value Method	Interest rates curves, FX market prices
Derivatives	53,734	179	56,860	182
Swaps	40,748	103	45,041	100	Present Value Method Gaussian Copula (b)	Interest rates curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	822	9	497	9	Black-Scholes Model	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Interest rate options	4,797	18	5,402	19	Black’s Model, advanced multi factor interest rates models	Interest rates curves, Volatility surfaces, FX Market prices, Liquidity
Index and securities options	1,582	42	1,527	41	Black-Scholes Model	Interest rates curves, FX market prices
Interest rate and equity futures	2	-	1	-	Present Value Method	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, Liquidity, HPI
Other	5,783	7	4,392	13	Present Value Method , advanced and local stochastic volatility models and other	Interest rates curves, Volatility surfaces, FX Market prices and EQ, Dividends, Correlation, HPI, Credit, Other
Short positions	-	-	1	-	Present Value Method	Interest rates curves, FX market prices and equity
Hedging derivatives	6,717	7	8,029	7
Swaps	6,415	7	7,573	7	Present Value Method	Interest rates curves, FX market prices, Basis
Interest rate options	166	-	287	-	Black’s Model	Interest rates curves, Volatility surfaces, FX market prices and liquidity
Other	136	-	169	-	Present Value Method, advanced and local stochastic volatility models and other	Interest rates curves, volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	57,324	7	58,840	7	Present Value Method	Interest rates curves, FX market prices
Liabilities under insurance contracts	936	-	1,117	-

(*)   See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)

Includes credit risk derivatives with a negative net fair value of EUR 142 million recognized in the interim condensed consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

-Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•

The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•

HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. In order to reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•

HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

-Callable interest rate trading derivatives (Bermudan style options) where the main unobservable input is mean reversion of interest rates.

-Derivatives of negotiation on interest rates, taking asset securitizations and with the redemption rate (CPR) as the main unobservable input as an underlying asset.

The net amount recorded in the results of the first six months of 2018 resulting from the aforementioned valuation models which main inputs are unobservable market data (Level 3) amounts to EUR 13 million gains.

The table below shows the effect, at June 30, 2018, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument (*)					Impacts (in millions of euros)
(Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Unfavorable scenario	Favorable scenario
Financial assets held for trading
Trading derivatives	Present Value Method	Curves on TAB indices (**)	(a)	(a)	(0.4)	0.4
		Long-term rates MXN	(a)	(a)	(0,0)	(0.0)
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%‑5%	2.54%	(23.8)	23.1
		HPI spot rate	n/a	756.83(***)	(8.5)	8.5
		Long-term FX volatility	14%‑26%	14.9%	(1.8)	0.3
	Standard Gaussian Copula Model	Probability of default	0%‑5%	2.43%	(2.3)	2.2

Financial assets at fair value through other comprehensive income
Debt instruments and equity holdings	Present Value Method, others	Contingencies for litigation	0%‑100%	35%	(22.0)	11.9
	Present Value Method, others	Late payment and prepayment rate capital cost long-term profit growth rate	(a)	(a)	(1.7)	1.7
Non-trading financial assets mandatorily at fair value through profit or loss
Credit to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%‑5%	2.66%	(6.3)	5.5
Debt instruments and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%‑5%	2.54%	(8.6)	8.3
		HPI spot rate	n/a	756.83(***)	(13.4)	13.4
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%‑5%	2.43%	(7.5)	7.1
		HPI spot rate	n/a	734.72(***)	(6.5)	7.3
		Curves on TAB indices (**)	(a)	(a)	-	-

Hedging Derivatives (Liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001‑0.03	0.01(****)	-	(0,0)

Financial liabilities designated at fair value through profit or loss	-	-			(b)	(b)

(*)     See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**)    TAB: “Tasa Activa Bancaria”  (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).

(***)  There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.

(****) Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.0001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level.

(a)The exercise was conducted for the unobservable inputs described in the main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/‑100 basis points for the total sensitivity to this index in CLP and CLF. The same is applicable to the MXN interest rates.

(b)The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first half of 2018 (IFRS 9) were as follows:

	01‑01‑18	Changes							06‑30‑18
Millions of euros (*)	Fair value calculated using internal models (Level 3)	Purchases/ Settlements	Sales/ Amortization	Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	437	32	(14)	-	(12)	-	17	(4)	456
Debt instruments and equity instruments	32	-	-	-	-	-	2	-	34
Trading derivatives	405	32	(14)	-	(12)	-	15	(4)	422
Swaps	189	-	(5)	-	(11)	-	-	-	173
Exchange rate options	5	-	-	-	-	-	-	(1)	4
Interest rate options	162	-	(3)	-	(15)	-	-	-	144
Index and securities options	5	10	(4)	-	-	-	11	(1)	21
Other	44	22	(2)	-	14	-	4	(2)	80
Hedging derivatives (Assets)	18	-	-	-	(1)	-	-	-	17
Swaps	18	-	-	-	(1)	-	-	-	17
Financial assets at fair value through profit or loss	-	-	-	-	-	-	-	5	5
Loans and advances to customers	-	-	-	-	-	-	-	5	5
Non-trading financial assets mandatorily at fair value through profit or loss	1,050	12	(16)	-	(1)	-	26	65	1,136
Loans and advances to customers	150	-	(11)	-	(1)	-	-	5	143
Debt instruments	518	-	(3)	-	(21)	-	26	(2)	518
Equity instruments	382	12	(2)	-	21	-	-	62	475
Financial assets at fair value through other comprehensive income	1,259	76	(65)	-	-	(215)	-	52	1,107
TOTAL ASSETS	2,764	120	(95)	-	(14)	(215)	43	118	2,721

Financial liabilities held for trading	182	-	(26)	-	(27)	-	50	-	179
Trading derivatives	182	-	(26)	-	(27)	-	50	-	179
Swaps	100	-	(6)	-	(15)	-	24	-	103
Exchange rate options	9	-	-	-	-	-	-	-	9
Interest rate options	19	-	-	-	(1)	-	-	-	18
Index and securities options	41	-	(20)	-	(5)	-	26	-	42
Others	13	-	-	-	(6)	-	-	-	7
Hedging derivatives (Liabilities)	7	-	-	-	-	-	-	-	7
Swaps	7	-	-	-	-	-	-	-	7
Financial liabilities designated at fair value through profit or loss	7	-	-	-	-	-	-	-	7
TOTAL LIABILITIES	196	-	(26)	-	(27)	-	50	-	193

(*)   See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

b)Sovereign risk with peripheral European countries

The detail at June 30, 2018 (IFRS 9) and December 31, 2017 (IAS 39), by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions exposed to them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (Note 54 to the consolidated annual accounts for 2017), is as follows:

Sovereign risk by country of issuer/borrower at June 30, 2018 (**)
	Millions of euros (*)
	Debt instruments							MtM Derivatives (****)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets at fair value through other comprehensive income (*****)	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers (***)	Total net direct exposure	Other than CDSs	CDSs

Spain	4,899	(4,518)	30,150	-	7,602	15,910	54,043	413	-
Portugal	128	(25)	4,132	-	272	3,355	7,862	-	-
Italy	213	(916)	1,892	-	439	18	1,646	(1)	1
Ireland	-	-	-	-	-	-	-	(1)	-

(*)     See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**)    Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 12,654 million (of which EUR 10,993 million, EUR 1,203 million, EUR 456 million and EUR 2 million) relate to Spain, Portugal, Italy and Ireland, respectively) and off-balance-sheet exposure other than derivatives – contingent liabilities and commitments– amounting to EUR 11,019 million (of which EUR 9,989 million, EUR 572 million and EUR 458 million to Spain, Portugal and Italy, respectively).

(***)   Presented without taking into account the valuation adjustments recognized (EUR 88 million).

(****) "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(*****)Regarding the exposure in Italy, EUR 1,841 million corresponds to bonds sold under a forward agreement and EUR 50 million to notes with maturity less than two months.

Sovereign risk by country of issuer/borrower at December 31, 2017 (*)
	Millions of euros
	Debt instruments							MtM Derivatives (***)
	Financial assets held for trading and Financial assets designated at fair value through profit or loss	Short positions	Financial assets available for sale	Loans and receivables	Financial assets held-to- maturity	Loans and advances to customers (**)	Total net direct exposure (****)	Other than CDSs	CDSs

Spain	6,940	(2,012)	37,748	1,585	1,906	16,470	62,637	(21)	-
Portugal	208	(155)	5,220	232	3	3,309	8,817	-	-
Italy	1,962	(483)	4,613	-	-	16	6,108	(5)	5

(*)     Information prepared under EBA standards. Also, there are government debt instruments on insurance companies balance sheets amounting to EUR 11,673 million (of which EUR 10,079 million, EUR 1,163 million and EUR 431 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,596 million (EUR 3,010 million, EUR 146 million and EUR 440 million to Spain, Portugal and Italy, respectively).

(**)    Presented without taking into account the valuation adjustments recognized (EUR 31 million).

(***) "Other than CDSs" refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(****) The direct exposures in the Balance sheet include EUR 19,601 million, mainly concentrated in debt instruments in the Grupo Banco Popular.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at June 30, 2018 and December 31, 2017 is as follows:

Exposure to other counterparties by country of issuer/borrower at June 30, 2018 (****)
	Millions of euros (*)
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets at fair value through other comprehensive income	Non-trading financial assets mandatorily at fair value through profit or loss	Financial assets at amortized cost	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	40,174	6,821	566	1,917	348	3,348	206,775	259,949	3,480	10
Portugal	2,235	88	161	106	-	4,205	34,025	40,820	1,219	-
Italy	25	3,465	323	813	-	-	10,106	14,732	185	-
Greece	-	-	-	-	-	-	56	56	29	-
Ireland	-	5	54	815	714	30	1,357	2,975	111	-

(*)     See reconciliation of IAS 39 as at December 31, 2017 to IFRS 9 as at January 1, 2018 (Note 1.b).

(**)    Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 73,576 million, EUR 7,967 million, EUR 4,047 million, EUR 202 million and EUR 892 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.

(***)   Presented without taking into account valuation adjustments or impairment corrections (EUR 10,589 million).

(****) “Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2017 (*)
		Millions of euros
			Debt instruments						Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Financial assets designated at FVTPL	Financial assets available- for-sale	Loans and receivables	Held to maturity investments	Loans and advances to customers (**)	Total net direct exposure (****)	Other than CDSs	CDSs
Spain	36,091	6,932	623	4,784	2,880	-	210,976	262,286	2,299	2
Portugal	761	178	160	764	4,007	106	35,650	41,626	1,416	-
Italy	17	2,416	438	1,010	-	-	10,015	13,896	211	5
Greece	-	-	-	-	-	-	56	56	30	-
Ireland	-	-	20	476	584	-	1,981	3,061	79	-

(*)     Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 81,072 million, EUR 8,936 million, EUR 4,310 million, EUR 200 million and EUR 714 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively of which Grupo Banco Popular EUR 15,460 million with counterparts in Spain, Portugal, Italy, Greece and Ireland, respectively.

(**)    Presented without taking into account valuation adjustments or impairment corrections (EUR 10,653 million of which approximately EUR 3,986 million come from the Banco Popular Group exposure).

(***)   Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

(***)   Direct exposures in the Balance sheet include EUR 83,625 million, mainly concentrated in loans to customers in the Grupo Banco Popular.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at June 30, 2018 and December 31, 2017:

06‑30‑2018
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	269	433	(164)	(2)	12	10
Portugal	Sovereign	26	26	-	-	-	-
	Other	-	-	-	-	-	-
Italy	Sovereign	26	601	(575)	-	1	1
	Other	214	164	50	(6)	6	-

12‑31‑2017
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	-	-	-	-	-	-
	Other	324	499	(175)	(3)	5	2
Portugal	Sovereign	25	128	(103)	(1)	1	-
	Other	1	1	-	-	-	-
Italy	Sovereign	25	450	(425)	-	5	5
	Other	225	201	24	(3)	8	5

c)Refinancing and restructured transactions

The following forms are use with the meanings specified below:

•

Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•

Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

To determine the maximum amount of the guarantees, we will consider as follows:

•	Collateral guarantees: the appraisal or valuation of the collateral guarantees received; for each transaction this amount will never be higher than the collateralized exposure.
•	Personal guarantees, maximum amount guarantors will have to pay if the guarantee is executed.

	06-30-2018
	Total							Of which: Non performing
	Without collateral (a)		With collateral					Without collateral (a)		With collateral
					Maximum amount of collateral that can be considered							Maximum amount of collateral that can be considered
Amounts in millions of euros, except number of transactions in units	Number of transactions	Gross amount	Number of operations	Gross amount	Mortgage guarantee	Other guarantees	Accumulated Impairment or losses at fair value due to credit risk	Number of transactions	Gross amount	Number of transactions	Gross amount	Mortgage guarantee	Other guarantees	Accumulated Impairment or losses at fair value due to credit risk
Credit entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Public sector	42	52	22	20	8	5	3	15	6	12	5	4	-	2
Other financial institutions and: individual shareholder)	886	50	140	42	17	6	30	318	17	76	29	11	1	29
Non financial institutions and individual shareholder	248,513	7,706	47,183	13,717	8,621	1,384	6,711	117,887	4,723	24,300	8,387	5,549	524	6,129
Of which: Financing for constructions and property development	897	249	2,641	2,417	1,890	59	878	766	199	2,018	1,553	1,294	52	843
Other warehouses	1,914,540	4,126	878,486	18,724	8,915	4,263	4,176	803,097	1,687	140,632	5,198	3,330	303	2,869
Total	2,163,981	11,934	925,831	32,503	17,561	5,658	10,920	921,317	6,433	165,020	13,619	8,894	828	9,029
Financing classified as non-current assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-

(a)Includes guarantees other than collateral amounting to EUR 2,077 million, of which non-performing EUR 1,236 million.

The table below shows the changes of these balances during the first semester of 2018:

Millions of euros
Carrying amount	06‑30‑2018

Opening balances	36,164
(+) Refinancing and Restructured balances	5,165
Memorandum items: Amount registered in the income statements	1,312
(-) Debt repayment	(5,753)
(-) Foreclosures	(320)
(-) Balance derecognition (Written-off reclassification)	(1,420)
(+)/(-) Other changes	(319)
Final Balances	33,517

d)Real estate business– Spain

i)Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain on June 30, 2018 amounted to EUR 64,045 million. Of which mortgage guarantee are 99%.

	06‑30‑2018
	Millions of euros
	Gross Amount	Of which: Non performing

Home purchase loans to families
- Without mortgage guarantee	641	129
- With mortgage guarantee	63,404	2,340
	64,045	2,469

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.
•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.
•	Debtors provide all their assets as security, not just the home.
•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.
•	81.86% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal).

	06‑30‑2018
	Loan to value ratio
In millions of euros	Less than or equal to 40%	More than 40% or less than 60%	More than 60% and less than 80%	More than 80% and less or equal to 100%	More than 100%	TOTAL
Gross amount	14,949	17,950	19,005	7,057	4,443	63,404
- Of which: Non performing	228	346	569	482	715	2,340

ii)Financing construction and property development

At June 30, 2018 the financing amount related to construction and real estate business in Spain amounted to EUR 4,834 million net of allowances.

	06‑30‑2018
Millions of euros	Gross Amount	Excess over collateral value	Specific allowance
Financing construction and property development recognized by the Group´s credit institutions (business in Spain)	5,752	1,192	918
Of which: Non-performing	1,820	561	581

Memorandum items: - Written-off assets	(3,639)	-	-

06‑30‑2018
Millions of euros	Carrying amount
Memorandum items:
Total loans and advances to customers excluding the public sector (business in Spain)	247,796
Total consolidated assets (Total business)	1,433,833
Impairment losses and provision for exposure classified as normal (business in Spain)	1,628

At the end June 30, 2018 the concentration of this portfolio was as follows:

06‑30‑2018
Millions of euros	Gross amount
Without mortgage guarantee	475
With mortgage guarantee	5,277
Completed buildings	3,260
Residential	1,508
Other	1,752
Buildings under construction	1,108
Residential	738
Other	370
Land	909
Developed Land	605
Other Land	304
Total	5,752

e)Foreclosed real estate assets

The following table shows the breakdown at June 30, 2018 of the foreclosed assets for the Spanish business:

	06‑30‑2018
Millions of euros	Gross carrying amount	Valuation Adjustments	Of which: Impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	8,204	4,123	2,667	4,081
Of which:
Completed Buildings	3,263	1,283	727	1,980
Residential	1,279	498	243	781
Other	1,984	785	484	1,199
Buildings under construction	401	138	94	263
Residential	390	135	91	255
Other	11	3	3	8
Land	4,540	2,702	1,846	1,838
Developed Land	1,799	1,040	633	759
Other land	2,741	1,662	1,213	1,079
Property assets from home purchase mortgage loans to households	1,974	869	374	1,105
Other foreclosed property assets	351	164	110	187
Total property assets	10,529	5,156	3,151	5,373

Additionally, the Group hold its participation in Project Quasar Investments 2017, S.L. (note 2) amounting EUR 1,701 million.

f)Solvency information

The Group has a capital adequacy position that surpasses the levels required by regulations and the European Central Bank (ECB).  In late 2017, the ECB sent each entity its minimum prudential capital requirements for the following year. In 2018, at the consolidated level, the Group has to maintain a minimum capital ratio of 8.655% CET1 phase-in (4.5% for Pillar I, 1.5% for Pillar 2 requirement, 1.875% for the capital conservation buffer, 0.75% as a Global Systemically Important Entity and 0.03% as a Counter-cyclical buffer). The Group must also maintain a minimum Tier 1 phase-in capital ratio of 10.155%, and minimum total phase-in capital of 12.155%.

At June 30, 2018, Banco Santander has a capital ratio regulatory CET1 of 10.98% and a total ratio of 14.47%.

Capital ratio phase – in

	06‑30‑2018	12‑31‑2017
Capital ratio
Ordinary common equity tier 1 (Millions of euros)	65,311	74,173
Ordinary common equity tier 1 (Millions of euros)	9,732	3,110
Ordinary common equity tier 2 (Millions of euros)	11,009	13,422
Assets (Millions of euros)	594,754	605,064
Ordinary common equity tier 1 ratio (CET 1)	10.98%	12.26%
Additional capital tier 1 ratio (AT 1)	1.64%	0.51%
Capital Tier 1 ratio (TIER 1)	12.62%	12.77%
Capital Tier 2 ratio (TIER 2)	1.85%	2.22%
Total capital ratio	14.47%	14.99%

Leverage

	06‑30‑2018	12‑31‑2017
Leverage
Tier 1 capital (Millions of euros)	75,043	77,283
Exposure (Millions of euros)	1,468,430	1,463,090
Leverage ratio	5.11%	5.28%

17.Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group in Spain (see Note 1.b).

BANCO SANTANDER, S.A. and companies comprising the Santander Group

Interim consolidated directors' report for the six-month period ended 30 June 2018

General backdrop

The Santander Group has conducted its operations in an economic environment conditioned by the appearance of global risks that have increased market volatility and led to a downward revision of the growth forecasts in certain countries.

The inclination towards greater protectionism and a more stringent monetary policy in the United States are the main factors behind this heightened uncertainty, which has caused increases in the risk premiums of both the Mediterranean European and Latin American countries in which the Bank is present, as well as a general depreciation of foreign currencies against the dollar. In the case of Latin America, this depreciation has been quite significant.

The central banks of Mexico and Argentina have raised their interest rates to offset potential inflationary pressure following the depreciation of their currencies.

The trends in the main macroeconomic variables are summarized below at country level:

-

Eurozone (GDP: +2.5% year on year in the first quarter of 2018). GDP growth slowed down in the first quarter of the year, returning to more normal levels after the sharp increases registered in the second half of 2017 and also due to transitory factors. Inflation remained low in the first quarter but climbed to 2% in June following the hike in oil prices.

-

Spain (GDP: +3.0% year on year in the first quarter of 2018). GDP expansion remained resilient in spite of the slowdown in the eurozone. Jobs are still being created at an intense if slightly slower pace than in previous quarters. Inflation climbed to 2.3% in June due to the impact of oil prices, while the underlying rate remains low (1.1%).

-

Poland (GDP: +5.2% year on year in the first quarter of 2018). GDP took a surprising upturn in the first quarter of the year, while unemployment remains at a record low (4.2% in the first quarter). Inflation continues to be lower than expected (2.0% in June) and a long way below the 2.5% target set by the central bank, which will keep the official interest at 1.5% for the whole year.

-

Portugal (GDP: +2.1% year on year in the first quarter of 2018). Portugal registered a more moderate GDP growth in the first quarter of the year, although the economy continues to perform well thanks to investment, consumption and exports (which account for nearly 50% of the GDP). The unemployment rate fell again (7.9% in the first quarter) and inflation was recorded at 1.5% in June.

-

United Kingdom (GDP): +1.2% year on year in the first quarter of 2018). Inclement weather conditions caused an economic slowdown in the first quarter of the year. Inflation (2.4% in June) has continued to be moderated by the dilution of the effect of the pound's depreciation. The unemployment rate (4.2% in March) is considered to be full employment. The official interest rate (0.5%) may be raised in November.

-

Brazil (GDP): +1.6% year on year in the first quarter of 2018). The country saw a buoyant first quarter but revised its expectations for 2018 downwards following the lorry drivers' strike in May. Inflation climbed to 4.4% in June but is still below the 4.5% target, and the central bank maintained the official interest rate (6.5%) in the second quarter after cutting it in March.

-

Mexico (GDP: +2.3% year on year in the first quarter of 2018). GDP continued to expand in the first quarter, boosted by private consumption and investment. Inflation moderated to 4.6% in June. That same month the central bank raised the official interest by 25 basis points to 7.75% to prevent the depreciation of the peso from delaying the convergence in the inflation forecasts.

-

Chile (GDP: +5.1% year on year in the first quarter of 2018). The economy was particularly buoyant in the first quarter of the year, boosted by private consumption, investment and exports. Inflation remains low (2.5% in June) and the central bank has kept the official interest rate at 2.5% since May 2017.

-

Argentina (GDP: +3.8% year on year in the first quarter of 2018). GDP grew by 3.8% in the first quarter of the year but a severe drought and exchange-rate instability have led to a downward revision of the growth forecasts and an upward revision of inflation expectations. Argentina has requested financial assistance from the IMF to offset volatility and has been granted a three-year loan of 50 billion dollars.

-

United States (GDP: +2.8% year on year in the first quarter of 2018). GDP saw a temporary slowdown in the first quarter. The job market remains solid, with unemployment registered at 4.0% in June. Inflation continues to gain momentum and the Fed is normalizing its monetary policy. In June it raised the federal funds rate by 25 basis points to a range of 1.75-2.0%.

Summary of the period for the Santander Group

1.

In the second quarter of 2018 the Santander Group conducted its operations in a more volatile economic environment in which our business model nevertheless enabled us to improve the trends in volumes and increase the profit earned by most of the units in constant euros.

2.	This performance enabled us to increase our profit on the first quarter of last year and maintain one of the best cost-to-income ratios in the sector as well as a RoTE of around 12%.
3.	In addition to recurring business, the quarter registered certain non-recurring charges related to integrations for a total amount of EUR 300 million, net of tax.

1.	Growth

Santander's strategy remains focused on customer engagement and loyalty. Following a new increase in the quarter, the number of engaged customers has risen by 2.8 million since June 2017 (+17%), with the growth occurring in both the private and corporate segments.

The number of digital customers has climbed by 5.3 million and 23% in the last 12 months thanks to the strength of the multi-channel approach. This is having a positive knock-on effect on the penetration of digital customers and the use of mobile devices, both of which are seeing significant growth.

The addition of Banco Popular customers in March 2018 also favored these increases.

There was an upward trend in volumes during the last quarter. In local currency, customer loans and funds increased by 2% in both developed and emerging markets. Year on year, loans have risen in nine out 10 of the main units and funds in eight units, with increases in demand and term deposits and investment funds.

2.	Profitability

The quarterly results were affected by the contribution to the Single Resolution Fund (SRF) and the recognition of non-recurring charges, mainly related to restructuring costs. Without these, and on a like-for-like basis with the first quarter, profits would have risen by 6% (9% in constant euros).

Even so, attributable profit for the first half of the year amounted to EUR 3,752 billion. Excluding the non-recurring charges, ordinary profit stands at EUR 4,052 billion, representing a year-on-year increase of 12% (+25% in constant euros).

Ordinary RoTE has risen to 12.2%, one of the highest among European banks.

3.	Strength

The NPL ratio improved for the fourth quarter in a row (-10 basis points). Since June 2017—the month that Banco Popular was acquired—the ratio has improved by 145 basis points. Coverage currently stands at 69%. The cost of credit also improved for the consecutive fourth quarter in a row, ending the first half of the year at 0.99% compared with 1.17% a year ago.

Regarding solvency, at 30 June the Group has a total capital ratio (phased-in) 14.47% and a CET1 ratio of 10.98%, which amply meets the minimum ratios demanded by the European Central Bank on a consolidated basis, which are 12.237% and 8.737% for capital and CET1, respectively.

4.	Business areas (excluding impact of exchange rate variations)

Continental Europe registered an attributable profit of EUR 1,447 billion in the first half of the year, after recognizing charges related to integrations (mainly restructuring costs) in the last quarter, net of fiscal impacts in Spain and Portugal. Excluding these charges, the ordinary attributable profit is EUR 1,707 billion, representing a year-on-year increase of 15%. This growth is mainly explained by the increase in commercial revenues and was partly boosted by the integration of Banco Popular and the increased stake in Santander Asset Management.

United Kingdom: In a highly competitive environment still marked by uncertainties about Brexit, the attributable profit stands at EUR 692 million, representing a decrease of 14% on the first quarter of 2017. The cost of credit remains stable at just 10 basis points.

Latin America obtained an attributable profit of EUR 2,214 billion, representing a year-on-year increase of 26%. The growth in volumes, the management of spreads and a greater level of engagement are reflected in the positive performance of the net interest income and fees, combined with an improvement in the cost of credit. Meanwhile, costs mainly rose because of plans related to the expansion, commercial transformation and increased digitalization of the commercial networks.

United States: The attributable profit for the first half of the year stands at EUR 335 million, representing an increase of 54% on the same period in 2017. This is explained by the reduction in costs and, in particular, of provisions, which amply compensate for the fall in revenues associated with lower volumes of personal loans, reduced spreads, higher financing costs and fewer servicing fees.

Santander Group earnings

The table below compares January-June 2018 and January-June 2017 earnings.

In the table above, non-recurring profits recognized in 2018 are included in each of the income statement lines corresponding to their nature, which distorts the period-on-period comparison.

To facilitate the comparison and analysis of business earnings, the condensed income statement set out below shows these impacts for the net amount on a separate line just before the profit attributable to the Group (Extraordinary gains and write-downs, net). Some of the income items also differ from those shown in the table above, such as net income.

The non-recurring profits recorded in 2018 are related to integrations (mainly restructuring charges), net of fiscal impacts, for a value of -EUR 300 million, broken down as follows: Spain (-EUR 280 million, Corporate Centre (-EUR 40 million) and Portugal (EUR 20 million).

Earnings

The attributable profit for the first half of the year stands at EUR 3,752 billion, representing a year-on-year increase of 4% in euros and 16% in constant euros.

Excluding the impact of the aforementioned non-recurring gains, the ordinary attributable profit amounts to EUR 4,052 billion (+12% and +25% in constant euros). The breakdown for each line of the income statement is set out below, but to facilitate the analysis and comparison of the management performed the changes in exchange rates have not been taken into account.

Income

Our income structure, in which net interest income and fee and commission income represent 94% of the total income for the first half of the year (greatly exceeding the average for our competitors), continues to deliver the consistent and recurring growth, mitigating the impact which periods of high volatility could have on our gains from financial assets. Gross income has therefore risen by 11%, broken down as follows:

-	Net interest income has risen by 10% as a result of greater lending and deposit volumes, primarily in emerging countries, which have seen double-digit growth, and by efforts to manage margins.
-

All units have experienced an increase in their net interest income, except for the United Kingdom which has been affected by pressure on margins in the case of the new mortgages and SVR (Standard Variable Rate) balances, and the United States which has been affected by the reduction in personal loan balances, reduced spreads and higher financing costs. In the latter case, the reduction in income has been offset by a sharp decline in provisions, down by 24%.

-

Fee and commission income is up by 13%, reflecting the increase in customer activity and engagement combined with the strategy to drive growth through value-added services and products and in areas with low capital consumption. At business area level, Commercial Banking (+10%), Global Corporate Banking (SCIB) (+4%) and Wealth Management (+67%) have all seen increases.

-

Other income has also increased, not only in the case of gains on financial assets, which only represent 4% of income, but also all dividend income, equity method and other income, partly because of higher leasing earnings in the United States.

Costs

Costs have risen by 12% as a result of higher inflation in certain countries, investments in transformation and digitalization, and the scope impact.

In real terms (excluding inflation and scope), the increase is 2%. At unit level, the salient note is the fall in costs in the United States. The main increases have occurred in Mexico, as a result of the infrastructure investment plan, in the United Kingdom because of ongoing investments in regulatory projects, technology and transformation, and in Brazil following the growth of the business.

Lastly, costs remain stable in Portugal and Argentina, and there has been a slight decrease in Spain where they have fallen for the second quarter in a row, an early reflection of the optimization plan.

The optimization measures currently being carried out as part of the integration processes will lead to greater synergies in the future.

This performance enables us to balance the investments made to enhance customer experience with an operational efficiency that remains a benchmark in the sector.

Insolvency provisions

In terms of risk, the credit quality ratings are performing well. Both the NPL and coverage ratios, as well as the cost of credit, have improved in the last 12 months. In the latter case, the improvement is owing to an increase in provisions that is half of the average increase in the lending portfolio.

At country level, provisions have fallen in the United States and Mexico, in Brazil they have risen less than investment, and in the United Kingdom and Portugal the cost of credit remains stable at just 10 basis points. Provisions have risen at SCF following greater portfolio releases and sales in 2017, although the cost of credit remains stable. They have also risen in Spain and Argentina due to the larger scope, and in the case of Argentina also impacted by an impairment of the individual loan portfolio.

Based on this performance, the cost of credit fell from 1.17% in June 2017 to 0.99% in June 2018.

Other income and write-downs

Other income and write-downs stand at the negative figure of EUR -903 million, a reduction of 39% on the first half of 2017. This item includes miscellaneous provisions such as extraordinary gains and losses and asset impairments. This sharp decline since last year is primarily owing to fewer provisions for legal and labor contingencies (trabalhistas) in Brazil and fewer charges recorded in the United Kingdom for complaints related to payment protection insurance products (PPI) and derivatives.

Profit and profitability

Ordinary profit before tax has risen by 26% and attributable ordinary profit by 25%. Ordinary RoTE (12.2%) and ordinary RoRWA (1.60%) have also risen in relation to the first half of 2017 and the year as a whole. Meanwhile, ordinary earnings per share (ordinary EPS) stands at EUR 0,235.

Including the aforementioned non-recurring earnings, the attributable profit has risen by 16% (+4% in euros), the RoTE by 11.8% and the RoRWA by 1.55%. Lastly, earnings per share stands at EUR 0,216.

Santander Group balance sheet (comparison June 2018–December 2017)

The condensed balance sheet at 30 June 2018, compared with the figures at 31 December 2017, is shown below.

Condensed consolidated balance-sheet

EUR million

	Jun-18	Dec-17
Assets		
Cash, cash balances at central banks and other demand deposits	107,687	110,995
Financial assets held for trading	112,947	125,458
Debt securities	*27,005*	*36,351*
Equity instruments	*17,670*	*21,353*
Loans and advances to customers	*5,103*	*8,815*
Loans and advances to central banks and credit institutions	*7,172*	*1,696*
Derivatives	*55,997*	*57,243*
Financial assets designated at fair value through profit or loss	53,306	34,781
Loans and advances to customers	*20,289*	*20,475*
Loans and advances to central banks and credit institutions	*25,131*	*9,889*
Other (debt securities an equity instruments)	*7,886*	*4,417*
Financial assets at fair value through other comprehensive income	120,831	133,271
Debt securities	*116,520*	*128,481*
Equity instruments	*2,766*	*4,790*
Loans and advances to customers	*1,545*	—
Loans and advances to central banks and credit institutions	—	—
Financial assets measured at amortised cost	922,948	916,504
Debt securities	*39,524*	*31,034*
Loans and advances to customers	*835,155*	*819,625*
Loans and advances to central banks and credit institutions	*48,269*	*65,845*
Investments in subsidaries, joint ventures and associates	9,262	6,184
Tangible assets	23,461	22,975
Intangible assets	27,893	28,683
Goodwill	*25,035*	*25,769*
Other intangible assets	*2,858*	*2,914*
Other assets	55,498	65,454
Total assets	**1,433,833**	**1,444,305**
Liabilities and shareholders' equity		
Financial liabilities held for trading	75,350	107,624
Customer deposits	*5,777*	*28,179*
Debt securities issued	—	—
Deposits by central banks and credit institutions	*558*	*574*
Derivatives	*54,892*	*57,892*
Other	*14,123*	*20,979*
Financial liabilities designated at fair value through profit or loss	58,153	59,617
Customer deposits	*31,881*	*28,945*
Debt securities issued	*2,309*	*3,056*
Deposits by central banks and credit institutions	*23,535*	*27,027*
Other	*428*	*589*
Financial liabilities measured at amortized cost	1,153,918	1,126,069
Customer deposits	*736,767*	*720,606*
Debt securities issued	*224,466*	*214,910*
Deposits by central banks and credit institutions	*164,164*	*162,714*
Other	*28,521*	*27,839*
Liabilities under insurance contracts	936	1,117
Provisions	13,758	14,490
Other liabilities	27,273	28,556
Total liabilities	**1,329,388**	**1,337,472**
Shareholders' equity	117,935	116,265
Capital stock	*8,068*	*8,068*
Reserves	*107,164*	*103,608*
Attributable profit to the Group	*3,752*	*6,619*
Less: dividends	*(1,049)*	*(2,029)*
Other comprehensive income	(23,885)	(21,777)
Minority interests	10,395	12,344
Total equity	**104,445**	**106,832**
Total liabilities and equity	**1,433,833**	**1,444,305**

To facilitate evaluation of the Santander Group's management in the period reviewed, the comments below do not take into account exchange rates, which have a negative impact across the entire Group of one percentage point on loan balances and two percentage points on funds.

Beginning with loans, these maintain a balanced structure: individual (45%), consumer (16%), SMEs and companies (28%) and CIB (11%).

Net loans granted to customers has risen by 3% since the end of 2017. In gross terms and excluding temporary asset acquisitions, the growth is 2% with a geographical breakdown as follows:

-	Increase of 6% in emerging countries, most notably including Argentina (+44%), Poland (+7%), Chile (+6%) and Brazil (+6%).
-	All the developed countries have seen a 1% increase in their balances.

On the liability side, the structure of customer funds (deposits excluding repurchase agreements and investment funds) is also clearly differentiated by product: 60% correspond to demand deposits, 22% to term deposits and 18% to investment funds.

Overall, they have risen by 2% since December 2017, with similar increases in both deposits and funds. The geographical breakdown is as follows:

-

Expansion of 9% for all units in emerging markets. All countries have seen increases in their currency, with particularly notable growth in Brazil and Argentina. In the case of Brazil, it is explained by the strategy to replace financial instruments with customer deposits to optimize the liability cost, and in the case of Argentina it is the result of high inflation and the effect of the depreciation of the peso on balances denominated in dollars.

-	All developed countries remain stable since the increase seen in the different units is offset by the 3% decline registered in the United Kingdom as part of its strategy to reduce term deposits.

In view of this performance in loans and funds, the loan-to-deposit ratio has improved slightly to 111%, compared with 109% at the end of 2017.

In addition to attracting customer deposits, the Santander Group applies a strategy of maintaining a selective issuance policy in international bond markets, endeavoring to adapt the frequency and volume of market operations to both the structural liquidity requirements of each unit and the receptivity of each market.

Issues during the first half of 2018 were as follows:

-

Issue of medium- and long-term senior debt totaling EUR 10,096 billion and of covered bonds placed on the market for EUR 3,055 billion. Securitizations were also placed on the market totaling EUR 9,472 billion.

-

Issues eligible for Total Loss-Absorbing Capacity (TLAC) in order to strengthen the Group's position, for a total amount of EUR 10,081 billion (non-preferred senior: EUR 7,094 billion; subordinated debt: EUR 1,487 billion; preference bonds: EUR 1.5 billion).

-	Medium- and long-term debt maturities totaled EUR 14,710 billion.

The Group’s access to wholesale financing markets, as well as the cost of its issues, depends in part on the ratings granted by rating agencies.

At 30 June 2018, the ratings for long-term debt granted by the main agencies were as follows: A2 (Moody’s), A- (Fitch), A (S&P) and A (high) (DBRS).

In certain cases, the methodology applied by these agencies limits the rating a bank can receive to the sovereign rating assigned to the country in which it is headquartered.

In the quarter under review three agencies improved their rating for Santander Bank long-term senior debt after the Spanish sovereign rating was raised. On 6 April 2018, S&P raised the rating from A- to A. On 12 April, DBRS raised its rating from A to A (high), and on 17 April Moody’s improved its rating from A3 to A2.

The Santander rating with these agencies is therefore higher than the sovereign rating for the country in which it is headquartered, which clearly reflects the financial strength and diversification of the Santander Group.

Risk management

The Group's NPL ratio was 3.92% at 30 June 2018, continuing a favorable trend with an improvement of 16 basis points since the end of December 2017 (4.08%).

The coverage ratio has risen by 3.4 percentage points to 69%, boosted by the entry into force of the standard on expected loss provisioning (IFRS 9).

Real estate exposure in Spain

As announced following the acquisition of Banco Popular, and aimed at reducing the non-performing assets of the Santander Group to a minimum, on 8 August 2017 Banco Popular signed agreements with Blackstone to allow this fund to acquire 51%, and therefore control, of the Banco Popular real estate business comprising the foreclosed real estate assets portfolio, non-performing loans from the real estate sector and other assets related to these operations by Banco Popular and its subsidiaries.

The deal was closed as planned in the first quarter of 2018 once clearance had been obtained from the relevant authorities, allowing Santander to focus on the integration of Banco Popular and mitigate uncertainties regarding possible additional losses related to real estate exposure.

Closure of the deal also entailed the creation of a company controlled by Blackstone, in which Santander has a 49% stake, to which Banco Popular has transferred the business comprising the aforementioned assets and 100% of the Aliseda capital.

The operation does not imply significant earnings for Banco Popular and Banco Santander. The positive impact on the fully-loaded CET1 ratio of the Santander Group has been 10 basis points.

Following this operation, the real estate unit in Spain (Actividad Inmobiliaria España) has a net exposure of EUR 5,134 billion with a coverage of 49%. This is broken down as follows: real estate assets for a net value of EUR 4,004 billion and a coverage of 15%, and real estate loans worth EUR 1,130 billion with a coverage of 43%.

Solvency ratios

In regulatory terms (phase-in), at 30 June 2018 the total capital ratio was 14.47% and the CET1 was 10.98%. This amply meets the minimum ratios demanded by the European Central Bank on a consolidated basis, which are 12,237% and 8,737% for capital and CET1, respectively.

In fully-loaded terms, and taking into account the transitory disposition of IFRS 9, the CET1 ratio ended June at 10.80%. This ratio does not include the estimated positive impact of 9 basis points following the sale of WiZink, which is likely to be registered in the coming quarters.

The ratio has fallen by 4 basis points since December 2017 (10.84%). This performance reflects the organic generation of 27 basis points, the elimination of the excess of capital attributed to non-controlling interests at SC USA (-18bp), and restructuring costs (-5bp). Other effects like the scope and the measurement of portfolios available for sale have had a combined negative impact of 8 basis points.

The total impact of IFRS9 in the CET1 ratio fully loaded would be -27 basis points if the transitory disposition has not been applied.

Business areas

The performance of the different business areas is discussed below. With respect to last year, the modifications that have occurred in their configuration are as follows:

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Assignment to the different geographical areas of the Banco Popular earnings and balances since the date of integration. Last year these were stated separately. The units mainly affected are Spain, Portugal and Actividad Inmobiliaria España.

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Following the creation of the Wealth Management unit at the end of last year, this now reports separately within the global businesses. It was previously included in Commercial Banking. This change does not impact the geographical segments.

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The scope of the Global Customer Relationship Model has been adjusted this year, affecting Commercial Banking and Corporate & Investment Banking. This change does not impact the geographical businesses.

The variations shown in the operations of the different areas refer to gross loans to customers without repurchase agreements and to customer funds, understood to be deposits without repurchase agreements and investment funds.

Geographical breakdown

Continental Europe (excluding impact of exchange rate variations)

Continental Europe includes all of the business activities carried out in the region.

In the first half of the year this region obtained an attributable profit of EUR 1,447 billion, after recognizing charges related to integrations (mainly restructuring costs) in the last quarter, net of fiscal impacts in Spain and Portugal. Excluding these charges, the ordinary attributable profit is EUR 1,707 billion, representing a year-on-year increase of 15%. This growth is mainly explained by the increase in commercial revenues and was partly boosted by the integration of Banco Popular and the increased stake in Santander Asset Management.

Detailed financial information is provided below for the main commercial units: Spain, Portugal, Poland and Santander Consumer Finance (SCF covers all the business in the region, including that of Spain, Portugal and Poland).

Spain

The integration of Banco Popular is proceeding according to schedule. In April the Board approved the merger through absorption, planned for the coming months, and during the last quarter the necessary arrangements were made to obtain clearance from the relevant authorities.

From the business point of view, the first half of the year saw the launch of the first joint commercial offer by Santander and Popular: the 1l2l3 Profesional account for self-employed professionals and micro-enterprises. Other salient aspects are the increase in turnover related to Santander cards, the growth in insurance premiums and the offer of sustainable and responsible funds.

With regard to the balance sheet, loans have remained stable since December, with the decline in the number of mortgages and reduced risk at CIB offsetting the increase registered in the consumer, SME and private banking segments. Funds have seen a 1% increase, boosted by more deposit accounts and investment funds, partly compensated by the reduction in interest-bearing accounts in wholesale banking and institutions, which have not been renewed.

Attributable profit for the first six months of 2018 is EUR 500 million, affected by the charge for the Banco Popular restructuring costs. Prior to this, the ordinary profit was EUR 780 million, representing a 25% increase on the same period last year:

-	Net interest income grew 32%, customer spread rising through further reductions in the cost of funding. The financial margin on the ALCO portfolio was impacted by portfolio sales.
-	Net fee income increased 31%, engagement being the key to increased transactions.
-	Further reduction in the cost of lending, which improved to around 30 basis points.
-	Improvement in credit quality indicators: the NPL ratio was 6.24% (6.32% in December) and coverage 49% (47% in December).

Santander Consumer Finance (excluding impact of exchange rate variations)

SCF continues to grow based on its business model: geographic diversification, efficiency and risk and recovery systems that allow it to maintain high credit quality.

Management is still focused on increasing car financing and consumer financing by strengthening digital channels.

New lending was up by 9% against the first half of 2017, underpinned by commercial agreements; by country, Poland, France, Spain and Italy stand out. The lending portfolio expanded 2% compared to December 2016.

On the liabilities side, customer deposits, a key area which sets us apart from our competitors, increased 3% to nearly €37,000 million. The Group also has considerable capacity to secure wholesale financing.

Attributable profit for the first half of the year was €669 million, 7% more than the same period last year:

-	Increase in revenues supported by lower financial costs.
-	Net fee income fell mainly in Germany due to the reduction in insurance fees.
-	The cost to income ratio remains at levels of around 45%.
-	The cost of credit remained stable and low (0.37%), confirming the exceptional performance in portfolios.
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In terms of results, the main units are the Nordic countries (161 million), Germany (147 million) and Spain (125 million). Rates of growth in France (+27%), Spain (+9%) and Poland (+5%) were particularly noteworthy.

Credit quality indicators included the NPL ratio improving six basis points to 2.44% and coverage increasing by six percentage points to 108%, as against December 2017.

Poland (excluding impact of exchange rate variations)

The Bank forges ahead with its strategy of being the bank of first choice. Transformation targets are aimed at increasing sales productivity, efficiency and innovation.

The Bank is still the market leader in mobile banking and the Internet. In digital channels, it now offers five forms of mobile phone payments.

Business volumes increased 7% year-on-year in lending, underpinned by all segments, and 8% in customer funds, in this case by the expansion in term deposits.

Attributable profit in the first half of 2018 was €156 million, 8% more than in the same period of 2017, due to higher interest and fee income.

-	Net interest income rose 7% and net fee income 5%, while gains on financial transactions fell 25%.
-	Costs rose, driven by transformation projects.
-	Net loan-loss provisions increased 42%, partly due to the sale of a non-performing loan portfolio in the first half of 2017. The cost of credit rose slightly to 0.71% (0.65% in June 2017).

In credit quality, the NPL ratio was 4.58%, practically the same as in December 2017, while coverage increased by four percentage points to 72%.

Portugal

In January, the Bank began to integrate Banco Popular Portugal, changing all branches to Santander Totta and adding all BPP’s employees to the Bank's structure. This acquisition strengthens the company's position in the corporate market, particularly in SMEs.

The Bank's three main areas of interest remain the operational and technological integration of Banco Popular Portugal, the new functionalities of the digital channels and increasing engagement.

In terms of business activity, lending fell 1% and customer funds rose 9% compared to the end of 2017, due to the growth in deposits, both in demand and term deposits.

Attributable profit for the first half of 2018 was €250 million and was affected by non-recurring items associated with inorganic operations and the temporary increase in the tax rate. Before these impacts, profit before tax increased 16% due to:

-	Total revenues increased 21%, mainly driven by net interest income (+25%).
-	Operating expenses rose 15%, making a 27% increase in net operating income and improving cost to income to 47.0% (-240 b.p. year-on-year).
-	Provision amounted to 8 million euros while there was a release in the first half of 2017.

In credit quality, the NPL ratio was 7.55% (7.51% in December) and coverage 53% (62% in December).

United Kingdom (changes without exchange rate impact)

This unit includes all the business carried out by the Group’s units and branches operating in the UK.

Santander UK has further expanded its offering with tailor-made products and services to drive improvements in customer experience and operational efficiency.

A new app was launched with improvements in identification and security, further enhancing customers' digital experience.

There has been good progress in rolling out the ring-fence structure, for retail, commercial and corporate banking customers, so as to comply with regulations by the January 1, 2019 deadline.

Against December 2017, there was a 1% increase in lending, mainly due to the focus on customer service and customer retention. Customer funds fell 3%, mainly due to the performance of term deposits, as current accounts increased 1%.

Attributable profit for the first half of the year was €692 million, 14% less, and due to:

-	Lower revenues (-6%) due to competitive pressure on mortgages, the continued decline in the Standard Variable Rate (SVR) and lower net trading income.
-	Higher costs related to regulation, risk and compliance, in addition to investments in ongoing strategic and digital transformation projects.
-	Increase in provisions for one-off cases that entered default in the second half of 2017.
-	Increase in provisions for one-off cases that entered default in the second half of 2017.

In terms of credit quality, the portfolio remains robust and indicators are improving. The NPL ratio is 1.12% (1.33% in December) and coverage has increased to 34% (32% in December).

Latin America (changes without exchange rate impact)

Latin America includes all of the business activities carried out in the region.

Latin America had an attributable profit of €2,214 million, up 26% year-on-year. The growth in volumes, spread management and a greater level of engagement are shown in the positive performance in net interest income and fees, combined with an improvement in the cost of lending.

Costs rose mainly as a result of plans associated with the expansion, commercial transformation and further digitalization of the commercial networks.

Detailed financial information is provided below for the units in Brazil, Mexico, Chile, Argentina, Uruguay, Peru and Colombia.

Brazil (changes without exchange rate impact)

Focus still on improving customer experience and satisfaction as levers to improve profitability.

Commercial and digital activities carried out in the last quarter, such as the launch of Select Digital, the launch of the new digital POS system and the App for sales management within the Acquirer business or the focus on consumer finance are leading to increases in the market share of loans, deposits, consumer finance and card billing, while sales doubled in the space of one year as a result of e-commerce sales.

Significant increases in volumes were maintained in the quarter and in relation to the end of 2017. Lending so far this year has increased 6%, with advances in all segments, mainly in the consumer finance, consumer finance and SMEs segments. Customer funds rose 12%, with increases across all components, especially in time deposits, which offset the reduction in financial bills.

Attributable profit for the first half of the year was €1,324 million, up 28% year-on-year. Particularly noteworthy in this performance were:

-	Higher volumes and spreads drove the 17% growth in lending, which more than offset the fall in deposit margin.
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There was further double-digit growth in net fee income (+17%) due to greater engagement and transactions. Fees from cards, current accounts, funds and insurance stood out, all of them reporting double-digit growth.

-	Operating expenses rose 7%, in line with the higher level of commercial activity, which helped to improve the cost to income ratio to 33.4%.
-	The cost of credit fell to 4.30% (4.79% in June 2017).

With regard to credit quality, against the end of 2017 the NPL ratio fell by 3 basis points to 5.26% and coverage increased by 16 percentage points to 109%.

Mexico (excluding impact of exchange rate variations)

The strategy remains focused on the commercial transformation of the branch network and on digitalization, and is bearing fruit with customer attraction and engagement, higher rates of activity, improved risk quality and, as a result, higher revenues and earnings.

High points during the year have been the Santander Plus program (over 3.8 million customers have registered, 54% of which are new), the launch of the Digital Payroll Transformation Plan, the Hipoteca Plus, where customers can benefit if they have a relationship with the bank, or the first digital account for SMEs. The digital offering has been developed further, through Súper Móvil, adding new features.

This engagement and digitalization strategy has led to strong year-on-year growth in engaged (+21%) and digital (+32%) customers.

Lending rose 5% year-on-year, with increases across the board by segments and products and 6% in customer funds (higher balances in deposits and mutual funds).

Attributable profit for the first half of the ray was €359 million, 13% more than in the first half of 2013 at a constant exchange rate. By lines:

-	Net interest income rose 11% on the back of higher interest rates and higher volumes. Net fee income increased 11%, mainly from insurance, cash and collections and cards.
-	Costs are up 14% due to the implementation of our multi-channel investment plan.
-	Good performance in provisions, which fell 11%, with a slightly lower cost of credit.

With regard to credit quality, the NPL ratio fell by 11 basis points to 2.58% and coverage increased by 18 percentage points to 116%, as against the end of 2017.

Chile (excluding impact of exchange rate variations)

Santander is Chile's leading private bank in terms of assets and customers, with a strong focus on retail (individuals and SMEs) and transactional banking.

The focus remains on commercial transformation and on overhauling the traditional network towards a new branch model, with new WorkCafé branch openings in the first half of the year.

The Santander Life offering launched at the end of 2017 is being well received and attracting new customers. This is a new way of relating to communities and customers through products aimed at mass income individuals, with a strong focus on technological innovations, with fewer account opening costs and less risk.

Compared to December 2017, lending was up by 6%, with higher loans to individuals and, above all, in companies, as well as in customer funds, in this case due to increased deposits and mutual funds.

Attributable profit for the first half of the year was €308 million, 8% more than in the first quarter of 2017. Highlights are:

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Revenues increased strongly underpinned by net interest income, which grew 5%, higher volumes and a better liabilities mix. Net fee income increased 14%, from transactional banking, increased use of cards and mutual funds.

-	Operating expenses increased in line with revenues, allowing a cost to income ratio of around 41% to be maintained.
-	The cost of credit continued to improve to 1.18% (1.37% in June 2017).

In credit quality, the NPL ratio was 4.86% (4.96% in December) and coverage 60% (58% in December).

Argentina (changes without exchange rate impact)

Santander Rio has consolidated its position as the largest private bank in the Argentine financial system in loans, deposits and branches. The Bank has made further headway in digitalization and operational efficiency. One of the most important projects in the products and services digitalization campaign has been the launch of Individual Online Banking, which has been renewed with a view towards a more innovative and customer-friendly digital experience.

In business, lending increased 44% so far this year and customer funds 30%, with higher balances in both deposits and mutual funds.

Attributable profit for the first half of the year was €137 million, 8% more than the same period in 2017.

-	Net interest income grew 40%, driven by brokerage and spread management against a backdrop of more volatility in interest rates.
-	Net fee income rose 26%, driven by higher activity in the purchase and sale of foreign currency and by fees related to cash deposits, partially offset by lower fees from means of payment.
-	The increase in costs (+32%) is a result of investments in digitalization initiatives and collective wage agreements.

-	Provisions grew mainly in the personal banking segment.

Credit quality remained high: the NPL ratio was 2.40% (2.50% in December) and coverage 122% (100% in December).

Uruguay (changes without exchange rate impact)

The Group remains the top-ranking private bank in the country, with a strategy focused on growth in retail banking, and on improving efficiency and service quality.

Santander remains focused on improving customer satisfaction and on increasing customer engagement. Further progress has been made in the digital transformation strategy and in modernizing channels, leading to a 33% increase in the number of digital customers and improving digital penetration.

Over the year so far, lending has increased 11% and customer funds by 13%, from the good performance in demand deposits.

Attributable profit for the first half of 2018 was €68 million, up 40% year-on-year:

-	Revenues increased 17%, fueled by net interest income and, in general, by the main revenue lines. The cost to income ratio is 43.6%, 5 p.p. better than in the first half of 2017.
-	Despite the rise in provisions due to the application of IFRS 9 and other effects, the NPL ratio remained low (2.76%), coverage was high (148%) and the cost of credit was 2.54%.

Peru (excluding impact of exchange rate variations)

The strategy remains focused on the corporate segment, on large Peruvian companies and on global Group customers.

Lending was 9% lower than in December due to the maturity of a one-off transaction. Customer funds increased by 10% due to the growth in demand deposits.

Profit was €16 million, almost the same as in the first half of 2017. The increase in expenses was offset by the good performance in all revenue lines. The cost to income ratio remains excellent at 37%.

High credit quality: NPL ratio of 0.82% and coverage of 228%.

Colombia

In Colombia, business activities remain focused on Corporate & Investment Banking clients, large companies and companies, providing solutions in treasury, risk hedging, foreign trade and reverse factoring, and in developing investment banking products, supporting the country's infrastructure plan. The Bank should soon be able to offer custody services, as it has applied for a license for Santander Securities Services Colombia.

Santander Colombia has also continued with its strategy of consolidating the vehicle financing line, so as to achieve the critical mass necessary to consolidate our position as a lender on this market.

Profit of €2 million, a highlight being the particularly good performance in interest income, due to interest income increase and financial operations results.

United States (excluding impact of exchange rate variations)

The holding company, SHUSA, has passed the Federal Reserve's stress tests and received no objections to its capital plan, so the company will be able to increase its dividend payments.

At Santander Bank (SBNA), the focus remained on improving customer experience and product offerings, both in digital channels and in branches, which contributed to increased customer satisfaction in retail banking.

At Santander Consumer USA (SC USA), objectives are to increase profitability in prime and non-prime segments and leasing and in achieving greater customer satisfaction, to increase engagement and new lending.

In terms of business performance, lending grew 3% year-on-year against the close of 2017, with higher balances in both SBNA and SC USA. The bank's customer funds increased 2%, mainly due to the growth in term deposits.

Attributable profit for the first half of the year was €335 million, 54% higher than in the same period of 2017, with strong growth in both SBNA and SC USA:

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Net interest income dropped because of lower spreads in loans in SC USA and higher financing costs due to higher interest rates and competitive pressure on SBNA. Fee income also fell, due to the servicing fees in SC USA and the lower consumer loan volumes in SBNA.

-	These reductions were partially offset by higher revenues from leasing.
-	Improvement in the trend in expenses, which fell 2% year-on-year.
-	Provisions also improved, with a fall of 24%, and due to a higher recovery rate in SC USA and by some releases in SBNA.

In credit quality, the NPL ratio was 2.91% (2.79% in December) and coverage 157% (170% in December).

Corporate Centre

In addition to the businesses described, both by geographical area and by business (listed below), the Group has the Corporate Centre.

The Corporate Centre is valuable to the Group in a number of different ways: by strengthening the Group's governance (through global monitoring and control frameworks, and strategic decision-making), encouraging the exchange of best practices in cost management and economies of scale. The Corporate Centre also adds to growth of Group income by sharing the best commercial practices, implementing global commercial initiatives and promoting digitalization.

The center also carries out financial management and capital management functions, managing the liquidity risk associated with funding the Group's recurring activity, its financial holdings and the net liquidity related with the needs of certain business units. The Corporate Centre also actively manages interest rate risk and exposure to changes in assets and in the equivalent value of profits of the units in euros, over a 12-month horizon. Lastly, it assigns capital to each unit within the field of capital management.

In the first half of the year, it booked a loss of €936 million, including €40 million net of restructuring charges, compared to a loss of €1,031 million in the first half of 2017. This improved result is mainly due to the lower costs associated with hedging exchange rates.

Further, net interest income was negatively affected in the comparison with the first half of 2017 due to the volume of issues made in the second half of last year and the start of the year as part of the financing plan, which focused mainly on instruments eligible for TLAC, and due to greater liquidity.

Costs remained basically stable as a result of rationalization and simplification measures that let offset expenses incurred in global projects aimed at the Group's digital transformation.

Details by business

Retail and Commercial Banking (changes without exchange rate impact)

Contains all customer banking business, including consumer banking, and except for corporate banking which is managed through SCIB, and asset management and private banking which is managed by Wealth Management.

-	Santander maintains its focus on three main priorities:
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Continually improving the engagement and satisfaction of customers. The 1|2|3 strategy continues to take hold in most geographies. Spain gained over 120,000 1/2/3 Professional accounts in the first three months of marketing. In Mexico, the Santander Plus offering already has more than 3.8 million customers, 54% of which are new customers. We carry on setting ourselves apart from our competitors through innovative products. Spain has expanded its offer of sustainable and responsible funds, such as Santander Sustainable Action. For the middle-income segment, Chile forged ahead with Santander Life. In Mexico, we launched the first digital SME account for companies under the SAS (Simplified Joint Stock Company) regime.

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Promoting the digital transformation of channels, products and services. Underpinned by different initiatives in each country, the number of digital customers continues to climb, as does their contribution to sales of all products.

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Carry on improving our customers’ satisfaction and experience. To this end, our transformation of the traditional network continues, with new WorkCafé branch office openings in Chile and the New Distribution Model for branches in Mexico. Our sights are constantly set on being the best bank for our customers, and this is the market's perception of us. In Poland, for example, Gold Banker chose us as the bank with the best quality of multi-channel service.

Attributable profit in the first half of 2018 was €3,675 million. Stripping out the impact of non-recurrent results registered in Spain and Portugal, attributable profit is €3,935 million, 20% more than in the first half of 2017, driven in part by the perimeter effect following the incorporation of Popular and, on the other hand, by the strong tone in commercial revenues.

SCIB - Santander Corporate & Investment Banking (changes without exchange rate impact)

SCIB reflects the income from the global corporate banking, investment banking and markets businesses worldwide, including the globally-managed treasury departments (always after the appropriate distribution with retail and commercial banking customers), along with the equities business.

Santander maintains its leadership in Latin America and Europe, with leading positions in Export & Agency Finance, debt capital markets and Structured Finance.

We have stepped up our support to global clients in their capital issues, providing them with financing solutions and transactional services. We also continue to adapt our product offering to the Bank's digital transformation.

Attributable profit in the first half of 2018 was €873 million, 4% lower year-on-year, mainly due to higher costs associated with transformational projects and lower net interest income due to lower spreads, volume decrease due to a growth strategy and a lower credit demand, coupled with an excellent first quarter of 2017 in net trading income.

-	Income from Global Transaction Banking and Global Debt Financing has improved.
-	Provisions decreased significantly in Spain, Brazil, Mexico and the United States.

Wealth Management (changes without exchange rate impact)

After it was created in late 2017, the Wealth Management division has launched a number of strategic initiatives.

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In Private Banking: the development of a global proposal and the launch of a single brand to provide a comprehensive service to our customers in more than 10 countries. In addition, a leading proposal is being developed in Europe and Latin America for high net worth clients (UHNW).

-	Santander Asset Management (SAM) has concentrated on further improving its products. Highlights include equity investment strategies in Spain and Latin America.

Digital transformation is a priority, and work is underway on a digital platform for Private Banking that includes artificial intelligence tools, as well as an overall improvement in SAM's capabilities.

Total customer assets under management amounted to €338,300 million and there were €13,300 million in loans to private banking customers.

Attributable profit for the first half of the year was €264 million, 17% more than the same period in 2017.

-	Higher revenues, with growth of 12% in net interest income and 67% in fee income, mainly due to the increase in managed volumes.
-	Higher expenses (+48%) affected by investments in the UHNW project.
-	This increase in revenues and expenses is due to the higher participation in Santander Asset Management.

Human Resources Information

At 30 June 2018, the Santander Group employed 200,961 professionals worldwide, with an average age of 38 years; 55% were women and 45% were men.

In Santander we aim to be the employer of choice and to be chosen for our purpose, our culture and our responsible way of achieving results.  We want to be able to attract and retain the best talent that will allow us to contribute to the progress of people and companies and to carry out responsible, competitive and sustainable banking.

During the first half of the year, progress was made in cultural transformation to become the Bank of the future with various initiatives.

Once again, the My Contribution performance management model has been used as a lever for transformation, with four phases throughout the year. Priorities were set out in the first quarter. This model is based on commitment, meritocracy, transparency and constant communication. It entails a change of mindset towards cultural change and orienting performance towards professional development and sustainable improvement.

The Bank has continued to promote employees' development through international mobility. Since Global Job Posting, the corporate platform which professionals can use to find out about and apply for vacant positions in other countries, companies or divisions, was launched in 2014, more than 4,100 positions have been posted globally.

Santander Group recognizes and supports all types of diversity: whether in terms of gender, race, age, disability, as well as professional and life experiences, religion, values and beliefs, sexual orientation or personality. To this end, general principles have been defined that are intended to be a framework of action and reference to ensure that Banco Santander is always a diverse and inclusive organization. This framework also aims to encompass all the strategies and actions that are developed in each geography in these matters, as well as to reduce the pay gap.

Countries, businesses and teams have designed action plans to enhance their strong points and improve the opportunities identified in the Global Engagement Survey launched in October 2017. In general, the action plans are aimed at accelerating cultural change, promoting a simpler, more personal and fairer style of leadership, a new way of working, and fostering communication and transparency in the organization. This year, the opinions of all the Bank's units were taken into account, and the survey will be developed to include other tools to provide a more in-depth and continuous follow-up of the results.

We are also making progress in creating a new way of working at the Bank, through new floor spaces, without closed offices, and areas that foster collaboration and knowledge sharing and equipped with technological tools that allow continuous contact with teams in other countries. This initiative includes Flexiworking, the Group's commitment to eradicating presence-based culture and working more flexibly and efficiently.

A collaboration agreement has been signed between Santander and Workday to launch a project that will assist with the cultural and digital transformation; it will do so through rolling out a common Human Resources management platform in all the Group's countries. This initiative represents a further step forward in the Group's people and talent management strategy. Human Resources, Organization and Technology teams from different countries have begun to design simpler and more agile processes providing greater self-service for both employees and managers, and training plans, including ALPS (Action Learning Program Santander), a learning program aimed at talented managers, the first edition of which was held in March. ALPS, in which senior management takes part as a sponsor, combines the development of leadership and business problem solving skills within a collaborative environment. The launch of the second edition has already been approved, with the same format as the first one.

Leaders Academy Experience, a new training experience, has also been launched to help leaders transform the Bank and provide them with the toolkit and training to accelerate change and set an example for their teams and the rest of the organization.

The culture of recognition has been further promoted through Starme Up, a global network which can be used to recognize people who apply corporate behavior on a day-to-day basis. SPF Star has been launched to recognize teams and groups of people, with the goal of enhanced collaboration. The idea is for people to give away a star each time a colleague or team has shown simple, personal and fair behavior. Over one million stars had been given away to colleagues up to June.

There has been headway in implementing BeHealthy, the global health and wellness program. This program is an example of Santander's commitment to the health of its employees and to helping them acquire healthy habits that allow them to stay fit and live better. BeHealthy Week was held in April, when all countries organized initiatives to promote a healthy lifestyle in their teams.

Lastly, in June, the eleventh edition of We Are Santander Week was held. This is a global initiative to convey the corporate culture to employees and foster a sense of pride in belonging.

Information on the environment and climate change

The Bank has a defined governance structure. One body is the Sustainability Committee, chaired by the Chief Executive Officer, and which defines and proposes the Bank's main sustainability initiatives and the Group's corporate and sector-wide policies in this area.

In January 2018, Banco Santander carried out the annual review and approval of its sustainability policies: general sustainability policy, environmental management and climate change policy, volunteer policy and human rights policy, as well as sector-wide policies: defense, energy and soft commodities. The Bank has also added a new mining and metallurgy policy. Excerpts of the sector-wide policies were published - for the first time - and are available on the corporate website.

On February 16, 2018, Santander published its 2017 Sustainability Report. The report is available on the Bank's corporate website and is verified by PricewaterhouseCoopers Auditors,

Lastly, at its meeting on 25 June 2018, the Board of Directors set up the Responsible Banking, Sustainability and Culture Committee, as provided for in the Board Regulations; it will have effect from 1 July.

Other initiatives were also adopted in the first half of the year:

On March 24, 2018, Banco Santander took part in the WWF (World Wildlife Fund) Earth Hour campaign, and turned off the lights of its most significant buildings in its 10 main markets and its branch network for the ninth consecutive year.

Santander, along with 15 other major banks, has come on board for the UNEP FI initiative to develop a pilot project to implement the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD) of the Financial Stability Board (FSB). All participants have undertaken to develop specific analytical tools and indicators to assess and evaluate the potential impacts of climate change.

Santander has joined the responsible banking initiative promoted by the United Nations. Together with 25 other major banks on five continents, principles will be developed to adapt the financial sector to the challenges of the UN's Sustainable Development Goals (SDOs) and the Paris Agreement on Climate Change.

These standards will respond to the long-recognized need for a comprehensive framework covering all aspects of sustainable banking. The process of developing the principles will include consultations with different interest groups, such as civil society organizations, banking associations, regulators and UN agencies.

In February 2018, Santander Corporate & Investment Banking (SCIB) acted as the sole insurer and bookrunner in financing the expansion of Ence's renewable energy subsidiary for €220 million. Ence is the European leader in eucalyptus pulp production and the number one company leader in Spain in the integral and responsible management of forest areas and crops. Its energy subsidiary is the first Spanish company to produce renewable energy from forest and agricultural biomass. This is the only renewable energy with a positive economic balance due to the benefits generated given its capacity for job creation, rural development and contribution to environmental improvement, both through the capture of CO2 and forest maintenance and cleaning, reducing the risk of fires by up to 70%.

In May, Bank Zachodni WBK made a private issue of subordinated bonds for PLN 1 billion, in which the European Bank for Reconstruction and Development (EBRD) subscribed PLN 150 million (€36 million). BZ WBK has earmarked 140% of these EBRD resources to finance the construction of certified commercial and residential greenfield projects, in line with EBRD's Green Economy Transition (its main initiative to promote sustainability in the use of energy and resources).

A major environmental awareness campaign, #MovimientoYoSí, has been launched in the corporate center, with different initiatives under the slogan “Reduce, Reuse and Recycle”.

Lastly, with regard to the Group's presence within sustainable and investor indices:

-

In 2017, Banco Santander was once again included in the Dow Jones Sustainability Index, where it has been since 2000. It was ranked ninth in the world, second in Europe and first in Spain, and was awarded the bronze category in the banking sector.

-

Santander has been classified as a leading company in diversity according to the Bloomberg Gender-Equality Index. In 2018, Banco Santander was placed first in the list of 104 companies that make up the global diversity index worldwide.

Subsequent facts

Between 1 July 2018 until the date of preparation of the interim financial statements for the first half of 2018, the following significant event:

As the date of July 3, 2018, the Group announced that it has reached an agreement with the Aegon Group, pursuant to which it will be the insurance partner in Spain for the life-risk insurance business and several branches of general insurance. Said agreement and the perimeter under which it will be materialized, are subject to various conditions and the process of termination of the current alliance between Banco Popular and its current partner, so it is not possible to estimate when these operations will be closed. These operations are not expected to have any significant impact on the Group's income statement.

Glossary of alternative performance measures

The following information refers to alternative performance measures to comply with the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015. This information has not been audited.

•

In order to manage its business, the Group uses the following indicators to measure its profitability and efficiency, the quality of its loan portfolio, the volume of tangible equity (net asset value) per share and the loans to deposit ratio, analyzing their change over time and comparing them with those of its competitors.

o

The profitability and efficiency indicators are intended to measure the ratio of income to capital, tangible capital, assets and risk-weighted assets, and the cost-to-income ratio is used to measure how many general administrative expenses (personnel and other) and depreciation costs are required to generate revenues.

o	Credit risk indicators make it possible to measure the quality of the credit portfolio and the percentage of the NPL portfolio covered by loan loss provisions.

o	The capitalization indicator provides information on the volume of tangible net asset value (TNAV) per share.

o

The Group also uses other indicators. The Loan-to-Deposit (LTD) ratio identifies the ratio of loans and advances to customers (net of credit loss allowances) to customer deposits, and therefore measures the proportion of loans and advances granted by the Group to customers financed by customer deposits. The Group also uses gross customer loans and advances without reverse repurchase agreements and customer deposits without repurchase agreements. Reverse repurchase agreements and repurchase agreements are deducted when analyzing the performance of the traditional commercial banking business in granting loans and capturing deposits, as they are mainly products of the treasury business with a high level of volatility.

•	Impact of exchange rate changes on changes in the income statement

For both the Group and its business units, the Group presents the real changes in the income statement, as well as the changes stripping out the impact of exchange rate fluctuations (no exchange rate); it is understood that the latter allow management to be analyzed better, as they show changes in businesses without taking into account the impact covering each local currency into euros.

These changes, excluding the exchange rate impact, are calculated by converting the lines in the income statements of the various units composing the Group into our presentation currency, the euro, using the average exchange rate for the first half of 2018 for all the periods presented. The average exchange rates of the main currencies in which the Group operates are as follows:

•	Impact of exchange rate changes on changes in the balance sheet

For both the Group and its business units, the Group presents the real changes in the balance sheet and changes excluding the gross impact of exchange rates on loans and advances to customers (excluding reverse repos) and customer funds, which include customer deposits (excluding repos) and mutual funds. This is also done to facilitate the analysis, isolating the variation in these balance sheet items that is not due to conversion of each local currency to euros.

These changes, excluding the exchange rate impact, are calculated by converting customer loans and advances (without reverse repos) and customer funds (without repos) of the various units composing the Group into our presentation currency, the euro, using the average exchange rate for the first half of 2018 for all the periods presented. The final exchange rates of the main currencies in which the Group operates are as follows:

Exchange rates: 1 euro / currency parity
	Period-end
	Jun-18	Mar-18

US dollar	1.166	1.232
Pound sterling	0.886	0.875
Brazilian real	4.488	4.094
Mexican peso	22.882	22.525
Chilean peso	757.828	743.240
Argentine peso	33.517	24.803
Polish zloty	4.373	4.211

•	Impact of certain items on the consolidated profit and loss accounts

This Management Report includes the consolidated abridged profit and loss accounts for the first half of 2018 and 2017. These accounts include all the items in each of the lines of the account where they are registered according to their type, including those which, in the Group's opinion, distort the comparison of the business performance between the two periods.

Accordingly, this Management Report also includes income statements for the same periods, in which the amounts of these items, net of taxes and minority interests, are presented net separately in a line item that the Group refers to as “Net of capital gains and writedowns”, which is presented immediately before the profit attributed to the Group. In the Group's opinion, these accounts provide a clearer explanation of the changes in profit or loss. These amounts are deducted from each of the lines in the income statement where they have been registered according to their type.

The definitions and calculation method for each of the indicators mentioned above are shown below:

Lastly, the numerical data for each of the indicators for the periods considered are included below:

OTHER DISCLOSURES REQUIRED BY THE BANK OF SPAIN

Financing for real estate construction and development

Policies and strategies to manage risks of financing for real estate construction

The policies for managing this portfolio, which are regularly reviewed and approved by the Group's senior management, are currently focused on reducing and consolidating exposure, while also staying attuned to new, viable business opportunities.

In order to manage this credit exposure, the Santander Group creates specialized teams that work not only in the risk areas, but also as a support for the entire life cycle of the operations: commercial management, legal treatment, potential recovery, etc.

Proactive management of these risks has allowed the Group to significantly reduce its exposure, ensuring a granular, regionally-diversified portfolio in which financing for second homes represents a very small portion overall. Mortgage loans for undeveloped land account for only a reduced portion of total land mortgage exposure, as the bulk of these loans relate to developed or developable land.

Exposure to financing of completed residences has been significantly reduced through a number of actions. In tandem with existing specialized sales channels, the Group carried out campaigns supported by specific management teams. In the case of the Santander network, these teams were directly guided by the recovery area. By directly managing loans to property developers and buyers and applying buyer reduction criteria, the Bank was able to subrogate outstanding loans. Subrogating the sale price and adapting financing conditions to borrowers' needs made it possible to diversify risk to a business segment whose NPL ratio is markedly lower.

Loan approval processes are managed by specialized teams working in direct coordination with sales teams, under clearly-defined policies and criteria:

-	Property developers must have a strong creditworthiness profile and demonstrable market experience.
-	Strict criteria are applied for transaction parameters: financing for the cost of construction only, high percentage of accredited sales, financing for primary residences, etc.
-	Support is given for financing state-sponsored housing, with high percentages of accredited sales.
-	Land financing is restricted to the level needed to re-establish proper coverage for existing financing or to increase collateral.

In addition to ongoing control by the Group's risk monitoring teams, a technical unit is specialized in monitoring and controlling this portfolio in respect of progress of works, compliance with work schedules and control of sales, as well as validation and control of payments made upon work certified. To that end, Santander uses specific tools created for this purpose. All mortgage distributions, drawdowns for any reason, modification of grace periods, etc., are authorized centrally.

In the event projects in the construction phase present any type of difficulty, the Group guarantees completion of the work in order to ensure that it has finished buildings that can be sold in the market. Individual analyses are carried out for each project and the most efficient measures are adopted for each specific case (supplier payment structures that ensure completion of the works, specific drawdown calendars, etc.).

In those cases that could potentially warrant a possible restructuring of the exposure, this restructuring is analyzed collaboratively between the risks area and the recovery business area. The analysis is performed before any default occurs, in order to ensure that the payment structure of each project allows for its successful completion. These operations are authorized centrally by expert teams, applying strict criteria in line with the Group's prudent risk management principles. Possible losses are recognized as soon as they are identified, classifying the positions as needed and making any provisions required before any default occurs, in line with Bank of Spain regulations.

On-balance sheet real estate assets are managed through specialized property sales companies (Altamira Santander Real Estate, S.A. and Promodomus Desarrollo de Activos, S.L.), supported by the commercial network structure. Sales are made at low prices, in response to market conditions.

Foreclosed assets (Spain)

The sale and foreclosure of real estate assets is one of the mechanisms adopted in Spain in order to efficiently manage the portfolio.

The Group views acquisitions as a more effective tool for resolving defaulted loans than recurring to legal enforcement proceedings, given the following factors:

-	Immediate availability of assets after an acquisition, compared to lengthy legal proceedings
-	Cost savings
-	Enhanced viability of companies, as acquisition provides them with an injection of liquidity
-	Reduction in the possible loss of value of loans to these customers
-	Reduction in exposure and expected loss

Disclosures required under Bank of Spain Circular 7/2010 on certain aspects of the mortgage market

a)	Assets

As required under Bank of Spain Circular 7/2010 and Circular 5/2011 of 30 November on certain aspects of the mortgage market, details are provided below of the nominal value of all mortgage loans and credits and of those that are eligible, pursuant to Royal Decree 716/2009 regulating the Spanish mortgage market, for calculating the limit for issuing mortgage covered bonds, mortgage loans and credits covering the issue of mortgage bonds, loans that have been monetized through mortgage participations or mortgage transfer certificates and uncommitted transactions corresponding to Banco Santander, S.A. (the Group parent).

At 30 June 2017, the breakdown of mortgage loans, based on their eligibility in respect of mortgage market calculations, is as follows:

Millions of euros
Nominal value
30/06/2018

Total mortgage loans and credits (*)	103,646

Mortgage participations issued	1,114
Of which: On-balance sheet loans	-

Mortgage transfer certificates issued	17,613
Of which: On-balance sheet loans	17,361

Mortgage loans and credits securing financing received	-

Mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds (**)	84,919
i) Ineligible mortgage loans and credits (***)	25,954
- That meet the eligibility requirements except for the limit established in article 5.1 of RD 716/2009	12,329
- Others	13,625
ii) Eligible mortgage loans and credits (****)	58,965
- Amounts not included in calculation (*****)	36
- Amounts included in calculation	58,929
a) Mortgage loans and credits covering issues of mortgage bonds	-
b) Mortgage loans and credits covering issues of mortgage covered bonds	58,929

(*)  Including those acquired through mortgage participations and mortgage transfer certificates, even when derecognized from the balance sheet

(**) Total loans less mortgage participations issued, mortgage transfer certificates issued and mortgage loans securing financing received

(***) As the requirements of article 3 of Royal Decree 716/2009 are not meet

(****) As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation pursuant to article 12 of Royal Decree 716/2009

(*****) In line with the criteria set out under article 12 of Royal Decree 716/2009

The nominal value of outstanding mortgage loans and credits and the nominal value of eligible loans and credits pursuant to Royal Decree 716/2009, without taking into account the calculation limits established in article 12 thereof and broken down by origin, currency, payment status, average residual maturity, interest rate, holder and type of collateral are as follows:

	Millions of euros
	30-06-2018
	Mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds	Of which: Eligible loans (*)

Origin
Originated by the Bank	80,469	55,434
Derived from subrogations	4,450	3,531
Other	-	-
	84,919	58,965
Currency
Euros	83,900	58,398
Other currencies	1,019	567
	84,919	58,965
Payment status
Performing	74,704	57,674
Other status	10,215	1,291
	84,919	58,965
Residual maturity
Up to 10 years	27,213	15,821
10 to 20 years	31,866	25,649
20 to 30 years	21,291	16,255
Over 30 years	4,549	1,240
	84,919	58,965
Interest rate
Fixed interest	8,155	4,964
Variable interest	76,764	54,001
Mixed interest	-	-
	84,919	58,965
Holder
Legal entities and individual business owners	30,545	15,222
Of which: Real estate developers	3,949	594
Other individuals and non-profit institutions serving households	54,374	43,743
	84,919	58,965
Type of collateral
Finished buildings – residential	61,511	47,373
Of which: State-sponsored housing	3,257	2,296
Finished buildings – commercial	9,022	5,146
Finished buildings – other	9,111	4,497
Buildings under construction – residential	968	99
Of which: State-sponsored housing	47	-
Buildings under construction – commercial	39	12
Buildings under construction – other	168	34
Land – certified for development	2,276	910
Land – other	1,824	894
	84,919	58,965

(*) As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation established in article 12 of Royal Decree 716/2009

The nominal value of mortgage loans and credits eligible pursuant to Royal Decree 716/2009, without taking into account the calculation limits established in article 12 thereof and broken down by the percentage loan-to-value (LTV) are as follows:

	30 June 2018
	LTV (millions of euros)
	<=40%	>40%, <= 60%	>60%, <=80%	>80%	Total
Mortgage loans and credits eligible for issuing mortgage bonds and mortgage covered bonds (*)	22,592	22,682	13,691	-	58,965
Residential	17,136	16,645	13,691	-	47,472
Other	5,456	6,037	-	-	11,493

(*) As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation established in article 12 of Royal Decree 716/2009

Changes in the nominal value of mortgage loans and credits, both eligible and ineligible pursuant to Royal Decree 716/2009, are as follows:

	Millions of euros
	Eligible mortgage loans and credits (*)	Ineligible mortgage loans and credits (**)

Balance at 31 December 2017	59,685	31,550
Derecognitions during the period	5,457	8,532
Repaid upon maturity	76	581
Repaid early	1,861	4,820
Subrogated by other entities	-	-
Other	3,520	3,131
Additions during the period	4,737	2,936
Originated by the Bank	3,137	1,680
Subrogated from other entities	15	5
Other	1,585	1,251
Balance at 30 June 2018	58,965	25,954

(*) As per article 3 of Royal Decree 716/2009, without deducting the limits for calculation pursuant to article 12 of Royal Decree 716/2009

(**) As the requirements of article 3 of Royal Decree 716/2009 are not meet

The breakdown of available balances of mortgage loans and credits backing the issue of mortgage bonds and mortgage covered bonds is as follows:

Millions of euros
Nominal value (*)
30-06-2018
Potentially eligible (**)	402
Ineligible	1,992

(*) Amounts committed less amounts drawn down, including those amounts only delivered to developers upon sale of the property

(**) Pursuant to article 3 of Royal Decree 716/2009

b)	Liabilities

The Bank has not issued any mortgage bonds. The aggregate nominal value of outstanding mortgage covered bonds issued by the Bank, pursuant to Royal Decree 716/2009 and broken down by residual maturity, is as follows:

Millions of euros	30 June 2018
	Less than 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total
Issued through public offerings:	10,800	6,600	6,850	2,170	26,420
Marketable mortgage covered bonds (1)	10,800	6,600	6,850	2,170	26,420
EIB covered bonds	100	-	-	-	100
Multi-seller bonds	-	300	-	-	300
Other issue	778	1,625	4,750	2,515	9,668
Marketable mortgage covered bonds	778	1,625	4,750	2,515	9,668

(-) Issues not recognized under liabilities					20,068
Total issued through public offerings and placed in the market					16,020
(1)	Recognized under "Financial liabilities at amortized cost - Marketable debt securities", for a cash value of EUR 20,668 million, after deducting unrecognized issues

At the subject date, the Bank's overcollateralization stood at 235% (based on all mortgage covered bonds, EUR 36,088 million), compared to the nominal value of the mortgage loan and credit portfolio pending repayment in accordance with Royal Decree 716/2009 (EUR 84,919 million).

None of the mortgage covered bonds issued by the Bank have replacement assets.

The aggregate nominal value of outstanding mortgage transfer certificates issued by the Bank at 30 June 2018, based on residual maturity, is as follows:

30 June 2018	Millions of euros
	Less than 3 years	3 to 5 years	5 to 10 years	Over 10 years	Total
Mortgage transfer certificates	-	-	-	16,525	16,525
Issued through public offerings	-	-	-	836	836

The members of the Board of Directors hereby state that the Bank has implemented policies and procedures to expressly address all activities carried out in respect of the mortgage market issues it performs and to ensure rigorous compliance with mortgage market regulations applicable to these activities as per Royal Decree 716/2009 of 24 April, implementing certain aspects of Mortgage Market Law 2/1981 of 25 March, and therefore, of Bank of Spain Circular 7/2010 of 30 November, along with other regulations governing the mortgage and financial system. In addition, the financial management area defines the Bank's funding strategy.

The risk policies applied to mortgage market transactions foresee maximum loan-to-value limits. In addition, specific policies are in place for each mortgage product, which at times apply even more restrictive limits.

The general policies defined in that respect require that a repayment capacity analysis be carried out for each potential customer. This analysis determines whether the customer's income is sufficient to allow it to settle each repayment required. In addition, the analysis determines whether the customer's income can be considered stable over the entire lifetime of the transaction in question. The indicator used to measure repayment capacity (housing affordability index) of each customer primarily looks at the ratio of the potential debt to the borrowers' income, taking into account both monthly repayments on the requested transaction as well as for other debts held, in comparison with monthly salary income and any other duly-justified income.

In ascertaining the customer's information and creditworthiness, the Bank applies specialized documentary verification tools and procedures (see Note 49 to the Bank's financial statements for the year ended 31 December 2017).

Under the Bank's procedures, an individual appraisal must be carried out by an independent appraisal company for each mortgage loan originated in the mortgage market.

Although under article 5 of Mortgage Market Law 41/2007 any Bank of Spain-certified appraisal company may issue valid valuation reports, under this same article, the Bank of Spain sets out a series of verifications, selecting, among these entities, a smaller group with which it signs collaboration agreements, applying special conditions and automated control mechanisms. The Bank's internal regulations further specify, in detail, each internally-certified appraisal company, along with the pertinent certification requirements and procedures and the specific review controls established. This regulation also governs the functioning of an appraisal committee comprising several Bank areas that engage with these appraisal companies. The purpose of this committee is to regulate and adapt internal rules, as well as these companies' procedures, to the market and business situation.

In this way, the appraisal companies that wish to work with the Bank must have a relevant activity in the mortgage market and in the region in question, pass certain filters in respect of independence criteria, technical capacity and creditworthiness (to ensure their business continuity) and, lastly, successfully complete a series of tests prior to definitive certification.

Moreover, in accordance with the Bank's internal regulations, any appraisal submitted by a potential customer is reviewed, regardless of the issuing company, in order to formally verify that all requirements, procedures and methods employed are suitable for the asset valued, based on prevailing regulations, and that the values reported are in line with market conditions.

Disclosures required under Bank of Spain Circular 6/2012 on sector and geographic concentration of risk

Concentration of risk

The breakdown at 30 June 2018 of the concentration of the Group's risk, by activity and geographic location of counterparties, is as follows:

Millions of euros	30-06-2018
	Total	Spain	Rest of the European Union	America	Rest of the world
Central banks and credit institutions	243,675	64,121	89,934	76,962	12,658
Public administrations	177,716	70,825	36,604	64,398	5,889
Central government	156,019	57,383	32,572	60,195	5,869
Other public administrations	21,697	13,442	4,032	4,203	20
Other financial institutions	93,207	17,579	46,958	22,789	5,881
Non-financial companies and individual entrepreneurs	381,025	128,306	117,643	122,707	12,369
Real estate construction and development (b)	29,944	6,908	5,427	17,388	221
Civil engineering	5,559	3,333	1,652	542	32
Large companies (c)	217,699	56,780	73,319	77,444	10,156
SMEs and individual entrepreneurs (c)	127,823	61,285	37,245	27,333	1,960
Other households and non-profit institutions serving households	481,768	89,509	275,764	107,866	8,629
Residential (d)	312,613	62,629	210,070	39,004	910
Consumer (d)	146,198	17,653	62,970	60,654	4,921
Other purposes (d)	22,957	9,227	2,724	8,208	2,798
Total	1,377,391	370,340	566,903	394,722	45,426

(*) For the purpose of this table, the definition of risk includes the following public balance sheet items: loans and advances to credit institutions, deposits at central banks, loans and advances to customers, debt securities, capital instruments, trading derivatives, hedging derivatives, equity investments and guarantees extended.

	Millions of euros (*)
	Total	Unsecured loans	Secured loans
			Net exposure		Loan-to-value (a)
			Of which: Mortgage collateral	Of which: Other collateral	Less than or equal to 40%	Greater than 40% and less than or equal to 60%	Greater than 60% and less than or equal to 80%	Greater than 80% and less than or equal to 100%	Greater than 100%
Public administrations	24,715	21,484	288	2,943	135	90	78	2,796	132
Other financial institutions	44,440	16,250	1,137	27,053	997	699	171	25,961	362
Non-financial companies and individual entrepreneurs	296,588	167,609	70,164	58,815	25,113	20,473	17,568	40,157	25,668
Real estate construction and development	26,096	2,716	21,165	2,215	7,894	5,964	3,996	3,840	1,686
Civil engineering	3,174	1,730	458	986	136	265	114	380	549
Large companies	150,264	98,866	19,539	31,859	6,641	6,592	6,995	17,187	13,983
SMEs and individual entrepreneurs	117,054	64,297	29,002	23,755	10,442	7,652	6,463	18,750	9,450
Other households and non-profit institutions serving households	476,810	111,058	321,831	43,921	85,237	101,713	99,304	43,932	35,566
Residential	312,613	1,393	310,437	783	78,432	96,215	93,966	33,413	9,194
Consumer	145,797	105,915	2,338	37,544	3,123	3,429	3,051	5,491	24,788
Other purposes	18,400	3,750	9,056	5,594	3,682	2,069	2,287	5,028	1,584
Subtotal	842,553	316,401	393,420	132,732	111,482	122,975	117,121	112,846	61,728
Memorandum item Refinanced and restructured transactions (**)	33,517	8,620	13,601	11,296	2,790	2,691	3,131	3,867	12,418

(*) In addition, the Group has granted customer prepayments amounting to EUR 19,540 million; therefore, the total amount of credits and customer prepayments amounts to EUR 862,092 million.

(**) Includes net balance of accumulated impairment or accumulated losses in fair value due to credit risk.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 31, 2018	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer